UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2020

Commission File Number 001-36588

Höegh LNG Partners LP

(Translation of registrant’s name into English)

Canon’s Court

22 Victoria Street

Hamilton, HM 12 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ⌧            Form 40-F    ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes    ◻            No    ⌧

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes    ◻            No    ⌧

HÖEGH LNG PARTNERS LP

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2020

Page
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	3

FORWARD LOOKING STATEMENTS	30

INDEX TO FINANCIAL STATEMENTS	F-1

Unaudited Condensed Interim Consolidated Statements of Income for the Three and Nine Months Ended September 30, 2020 and 2019	F-2

Unaudited Condensed Interim Consolidated Statements of Comprehensive Income for the Three and Nine Months Ended September 30, 2020 and 2019	F-3

Unaudited Condensed Interim Consolidated Balance Sheets as of September 30, 2020 and December 31, 2019	F-4

Unaudited Condensed Interim Consolidated Statements of Changes in Partners’ Capital for the Nine Months Ended September 30, 2020 and the Year Ended December 31, 2019	F-6

Unaudited Condensed Interim Consolidated Statements of Cash Flows for the Three and Nine Months Ended September 30, 2020 and 2019	F-7

Notes to Unaudited Condensed Interim Consolidated Financial Statements	F-9

EXHIBITS	32

SIGNATURE	33

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the three and nine months ended September 30, 2020 and 2019. References in this report to “Höegh LNG Partners,” “we,” “our,” “us” and “the Partnership” refer to Höegh LNG Partners LP or any one or more of its subsidiaries, or to all such entities unless the context otherwise indicates. References in this report to “our operating company” refer to Höegh LNG Partners Operating LLC, a wholly owned subsidiary of the Partnership. References in this report to “Höegh Lampung” refer to Hoegh LNG Lampung Pte Ltd., a wholly owned subsidiary of our operating company. References in this report to “Höegh Cyprus” refer to Hoegh LNG Cyprus Limited including its wholly owned branch, Hoegh LNG Cyprus Limited Egypt Branch (“Egypt Branch”), a wholly owned subsidiary of our operating company and the owner of the Höegh Gallant. References in this report to “PT Höegh” refer to PT Hoegh LNG Lampung, the owner of the PGN FSRU Lampung. References in this report to “Höegh Colombia Holding” refer to Höegh LNG Colombia Holding Ltd., a wholly owned subsidiary of our operating company. References in this report to “Höegh FSRU IV” refers to Höegh LNG FSRU IV Ltd., a wholly owned subsidiary of Höegh Colombia Holding and the owner of the Höegh Grace. References in this report to “Höegh Colombia” refer to Höegh LNG Colombia S.A.S., a wholly owned subsidiary of Höegh Colombia Holding. References in this report to our or the “joint ventures” refer to SRV Joint Gas Ltd. and/or SRV Joint Gas Two Ltd., the joint ventures that own two of the vessels in our fleet, the Neptune and the Cape Ann, respectively. References in this Annual Report to “Global LNG Supply” refer to Global LNG Supply S.A. and references to “Total Gas & Power” refer to Total Gas & Power Ltd, subsidiaries of Total S.A. (“Total”). References in this Report to “PGN LNG” refer to PT PGN LNG Indonesia, a subsidiary of PT Perusahaan Gas Negara (Persero) Tbk (“PGN”), a subsidiary of PT Pertamina. References in this report to “SPEC” refer to Sociedad Portuaria El Cayao S.A. E.S.P. References in this report to “Höegh LNG” refer, depending on the context, to Höegh LNG Holdings Ltd. and to any one or more of its direct and indirect subsidiaries, other than us. References in this Report to “EgyptCo” refer to Höegh LNG Egypt LLC, a wholly owned subsidiary of Höegh LNG.

You should read this section in conjunction with the unaudited condensed interim consolidated financial statements as of September  30, 2020 and for the periods ended September 30, 2020 and 2019 and the related notes thereto included elsewhere in this report, as well as our historical consolidated financial statements and related notes included in our report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on April 3, 2020 (our “2019 Form 20-F”). This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. See also the discussion in the section entitled “Forward-Looking Statements” below.

Highlights

•	Continued measures to mitigate the risks from the COVID-19 pandemic and ensure health and safety of crews and staff, whose wellbeing is our highest priority
•	100% availability of FSRUs for the third quarter of 2020
•	Reported total time charter revenues of $35.9 million for the third quarter of 2020 compared to $37.0 million of time charter revenues for the third quarter of 2019
•

Generated operating income of $28.1 million, net income of $19.5 million and limited partners’ interest in net income of $15.8 million for the third quarter of 2020 compared to operating income of $23.4 million, net income of $13.7 million and limited partners’ interest in net income of $10.2 million for the third quarter of 2019; operating income, net income and limited partners’ interest in net income were impacted by unrealized gains on derivative instruments for the third quarter of 2020 compared with unrealized losses on derivative instruments for the third quarter of 2019 mainly on the Partnership's share of equity in earnings of joint ventures

•	On November 13, 2020, paid a $0.44 per unit distribution on common units with respect to the third quarter of 2020, equivalent to $1.76 per unit on an annualized basis
•

On November 16, 2020, paid a distribution of $0.546875 per 8.75% Series A cumulative redeemable preferred unit (the “Series A preferred unit"), for the period commencing on August 15, 2020 to November 14, 2020

Our results of operations

	Three months ended		Nine months ended
	September 30,		September 30,
(in thousands of U.S. dollars, except per unit amounts)	2020	2019	2020	2019
Statement of Income Data:
Time charter revenues	$35,913	36,982	107,036	$106,834
Other revenue	—	—	—	64
Total revenues	35,913	36,982	107,036	106,898
Vessel operating expenses	(5,963)	(6,699)	(17,246)	(21,656)
Administrative expenses	(2,455)	(2,228)	(7,037)	(7,076)
Depreciation and amortization	(5,210)	(5,285)	(15,727)	(16,197)
Total operating expenses	(13,628)	(14,212)	(40,010)	(44,929)
Equity in earnings (losses) of joint ventures	5,774	621	2,202	(602)
Operating income (loss)	28,059	23,391	69,228	61,367
Interest income	135	189	470	685
Interest expense	(6,014)	(6,957)	(18,847)	(20,941)
Gain (loss) on debt extinguishment	—	—	—	1,030
Other items, net	(846)	(854)	(1,980)	(2,660)
Income (loss) before tax	21,334	15,769	48,871	39,481
Income tax expense	(1,859)	(2,065)	(4,240)	(5,486)
Net income (loss)	$19,475	13,704	44,631	$33,995
Preferred unitholders' interest in net income	3,681	3,482	11,017	10,224
Limited partners’ interest in net income (loss)	$15,794	10,222	33,614	$23,771

Earnings per unit
Common unit public	$0.46	$0.30	$0.97	$0.68
Common unit Höegh LNG	$0.49	$0.57	$1.05	$1.36
Subordinated unit Höegh LNG	$—	$—	$—	$0.52
Diluted earnings per unit
Common unit public	$0.46	$0.29	$0.97	$0.68
Common unit Höegh LNG	$0.49	$0.57	$1.05	$1.36
Subordinated unit Höegh LNG	$—	$—	$—	$0.52
Cash Flow Data:
Net cash provided by (used in) operating activities	$22,808	$19,431	$60,144	$59,012
Net cash provided by (used in) investing activities	—	(129)	(8)	(269)
Net cash provided by (used in) financing activities	$(23,010)	$(14,317)	$(76,143)	$(51,185)
Other Financial Data:
Segment EBITDA(1)	$36,434	$36,397	$108,546	$103,475
(1)

Segment EBITDA is a non-GAAP financial measure. Please read “Non-GAAP Financial Measure” for a definition of Segment EBITDA and a reconciliation of Segment EBITDA to net income, the comparable U.S. GAAP financial measure.

Nine Months ended September 30, 2020 Compared with the Nine Months ended September 30, 2019

Time Charter Revenues. The following table sets forth details of our revenues for the nine months ended September 30, 2020 and 2019:

			Positive
	Nine months ended September 30,		(negative)
(in thousands of U.S. dollars)	2020	2019	variance
Time charter revenues	$107,036	$106,834	$202

Time charter revenues for the nine months ended September 30, 2020 were $107.0 million, an increase of $0.2 million from $106.8 million for the nine months ended September 30, 2019. The increase was mainly due to higher time charter revenues for the Höegh Grace for the nine months ended September 30, 2020. The increase in revenues for the Höegh Grace was mainly due to higher reimbursable costs for the nine months ended September 30, 2020. The Höegh Gallant had no days of off-hire for the nine months ended September 30, 2020 compared with reduced hire equivalent to approximately 16 days of off-hire for the nine months ended September 30, 2019. During the second quarter of 2019, the Höegh Gallant had a scheduled drydock for which it was off-hire and had reduced hire to cover certain payments to the charterer for LNG consumption related to the drydock. The time charter revenues for the Höegh Gallant were at the same level for the nine months ended September 30, 2020 and 2019. The impact of higher revenues from being on-hire for the nine months ended September 30, 2020 were largely offset by the impact of lower revenues under the terms of the Subsequent Charter (as defined below) that commenced on May 1, 2020.

Time charter revenues for the PGN FSRU Lampung consist of the lease element of the time charter, accounted for as a financing lease using the effective interest rate method, as well as variable consideration for providing time charter services, reimbursement for vessel operating expenses, performance warranties, if any, and withholding and current income taxes borne by the charterer. Time charter revenues for the Höegh Gallant consist of the fixed daily hire rate which covers the operating lease and the provision of time charter services including the costs incurred to operate the vessel and performance warranties, if any. Time charter revenues for the Höegh Grace consist of a lease element accounted for as an operating lease, as well as variable consideration for providing time charter services, reimbursement of vessel operating expenses, performance warranties, if any, and certain taxes incurred.

On April 30, 2020, the Partnership entered into a lease and maintenance agreement (the “Subsequent Charter”) with a subsidiary of Höegh LNG for the time charter of the Höegh Gallant. The hire rate under the Subsequent Charterer is equal to 90% of the rate payable pursuant to the prior charter of the Höegh Gallant, subject to certain adjustments for i) avoided FSRU related costs only when operating in LNG carrier mode and ii) higher incremental taxes and operating expenses when operating in FSRU mode. The Subsequent Charter commenced on May 1, 2020 and expires on July 31, 2025.

Other revenue. The following table sets forth details of our other revenue for the nine months ended September 30, 2020 and 2019:

			Positive
	Nine months ended September 30,		(negative)
(in thousands of U.S. dollars)	2020	2019	variance
Other revenue	$—	$64	$(64)

Other revenue for the nine months ended September 30, 2019 consists of insurance proceeds received for a claim related to the PGN FSRU Lampung's warranty work from prior periods.

Vessel Operating Expenses. The following table sets forth details of our vessel operating expenses for the nine months ended September 30, 2020 and 2019:

			Positive
	Nine months ended September 30,		(negative)
(in thousands of U.S. dollars)	2020	2019	variance
Vessel operating expenses	$(17,246)	$(21,656)	$4,410

Vessel operating expenses for the nine months ended September 30, 2020 were $17.2 million, a decrease of $4.5 million from $21.7 million for the nine months ended September 30, 2019. The lower expenses mainly reflected the maintenance expense of approximately $3.9 million included in vessel operating expenses principally for the Höegh Gallant but also for the PGN FSRU Lampung for the nine months ended September 30, 2019. The maintenance procedures were also performed during the scheduled drydock of the Höegh Gallant and the on-water survey of the PGN FSRU Lampung in 2019. The remaining decrease was due to lower ongoing vessel operating expenses during the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019.

Administrative Expenses. The following table sets forth details of our administrative expenses for the nine months ended September 30, 2020 and 2019:

			Positive
	Nine months ended September 30,		(negative)
(in thousands of U.S. dollars)	2020	2019	variance
Administrative expenses	$(7,037)	$(7,076)	$39

Administrative expenses for the nine months ended September 30, 2020 were $7.0 million compared to $7.1 million for the nine months ended September 30, 2019.

Depreciation and Amortization. The following table sets forth details of our depreciation and amortization for the nine months ended September 30, 2020 and 2019:

			Positive
	Nine months ended September 30,		(negative)
(in thousands of U.S. dollars)	2020	2019	variance
Depreciation and amortization	$(15,727)	$(16,197)	$470

Depreciation and amortization for the nine months ended September 30, 2020 were $15.7 million, a decrease of $0.5 million from $16.2 million for the nine months ended September 30, 2019. In the second quarter of 2019, a drydock was completed for the Höegh Gallant. As a result, the remaining depreciation for the drydock component was expensed. In addition, onshore assets in the Egypt Branch were fully depreciated at the end of April 2020.

Total Operating Expenses. The following table sets forth details of our total operating expenses for the nine months ended September 30, 2020 and 2019:

			Positive
	Nine months ended September 30,		(negative)
(in thousands of U.S. dollars)	2020	2019	variance
Total operating expenses	$(40,010)	$(44,929)	$4,919

Total operating expenses for the nine months ended September 30, 2020 were $40.0 million, a decrease of $4.9 million from $44.9 million for the nine months ended September 30, 2019. The decrease is a result of the lower vessel operating expenses and depreciation principally due to maintenance performed during the drydock for the Höegh Gallant and the on-water class renewal survey for the PGN FSRU Lampung during the second quarter of 2019.

Equity in Earnings (Losses) of Joint Ventures. The following table sets forth details of our equity in earnings (losses) of joint ventures for the nine months ended September 30, 2020 and 2019:

			Positive
	Nine months ended September 30,		(negative)
(in thousands of U.S. dollars)	2020	2019	variance
Equity in earnings (losses) of joint ventures	$2,202	$(602)	$2,804

Equity in earnings of joint ventures for the nine months ended September 30, 2020 was $2.2 million, an increase of $2.8 million from equity in losses of joint ventures for the nine months ended September 30, 2019 of $0.6 million. Unrealized gains (losses) on derivative instruments in the joint ventures significantly impacted the equity in earnings (losses) of joint ventures for the nine months ended September 30, 2020 and 2019.

Excluding the unrealized gains (losses) on derivative instruments for the nine months ended September 30, 2020 and 2019, the equity in earnings of joint ventures would have been $9.5 million for the nine months ended September 30, 2020, an increase of $0.7 million compared to equity in earnings of joint ventures of $8.8 million for the nine months ended September 30, 2019.

Our share of our joint ventures’ operating income was $18.3 million for the nine months ended September 30, 2020, an increase of $0.5 million compared to $17.8 million for the nine months ended September 30, 2019. Our share of other expense, net, consisting of interest income, interest expense and other items, net, was $8.9 million for the nine months ended September 30, 2020, a decrease of $0.1 million from $9.0 million for the nine months ended September 30, 2019. The decrease was principally due to lower interest expense as a result of the repayment of outstanding loan balances for bank financing which was partially offset by lower interest income as a result of reduced cash balances following the partial payment of the boil-off claim in April 2020.

Our share of unrealized loss on derivative instruments was $7.3 million for the nine months ended September 30, 2020, a decrease of $2.1 million from the unrealized loss on derivative instruments of $9.4 million for the nine months ended September 30, 2019.

There was no accrued income tax expense for our joint ventures for the nine months ended September 30, 2020 and 2019. Our joint ventures did not pay any dividends for the nine months ended September 30, 2020 and 2019.

Operating Income (Loss). The following table sets forth details of our operating income (loss) for the nine months ended September 30, 2020 and 2019:

			Positive
	Nine months ended September 30,		(negative)
(in thousands of U.S. dollars)	2020	2019	variance
Operating income (loss)	$69,228	$61,367	$7,861

Operating income for the nine months ended September 30, 2020 was $69.2 million, an increase of $7.8 million from operating income of $61.4 million for the nine months ended September 30, 2019. Excluding the impact of the unrealized gains (losses) on derivatives for the nine months ended September 30, 2020 and 2019 impacting the equity in earnings (losses) of joint ventures, operating income for the nine months ended September 30, 2020 would have been $76.5 million, an increase of $5.8 million from $70.7 million for the nine months ended September 30, 2019. Excluding the impact of the unrealized gains (losses) on derivatives, the increase for the nine months ended September 30, 2020 is primarily due to lower vessel operating expenses largely as a result of the maintenance performed for the Höegh Gallant and the PGN FSRU Lampung during the second quarter of 2019 and higher equity in earnings of joint ventures for the nine months ended September 30, 2020.

Interest Income. The following table sets forth details of our interest income for the nine months ended September 30, 2020 and 2019:

			Positive
	Nine months ended September 30,		(negative)
(in thousands of U.S. dollars)	2020	2019	variance
Interest income	$470	$685	$(215)

Interest income for the nine months ended September 30, 2020 was $0.5 million, a decrease of $0.2 million from $0.7 million for the nine months ended September 30, 2019. Interest income is mainly related to interest on cash balances and interest accrued on the advances to our joint ventures for the nine months ended September 30, 2020 and 2019. The interest rate under the shareholder loans to the joint ventures is a fixed rate of 8.0% per year.

Interest Expense. The following table sets forth details of our interest expense for the nine months ended September 30, 2020 and 2019:

			Positive
	Nine months ended September 30,		(negative)
(in thousands of U.S. dollars)	2020	2019	variance
Interest incurred	$(16,871)	$(19,027)	$2,156
Amortization and gain on cash flow hedge	(136)	178	(314)
Commitment fees	(103)	(346)	243
Amortization of debt issuance cost and fair value of debt assumed	(1,737)	(1,746)	9
Total interest expense	$(18,847)	$(20,941)	$2,094

Total interest expense for the nine months ended September 30, 2020 was $18.8 million, a decrease of $2.1 million from $20.9 million for the nine months ended September 30, 2019. Interest expense consists of the interest incurred, amortization and gain on cash flow hedge, commitment fees and amortization of debt issuance cost and fair value of debt assumed for the period.

The interest incurred of $16.9 million for the nine months ended September 30, 2020, decreased by $2.1 million compared to $19.0 million for the nine months ended September 30, 2019. The decrease was principally due to repayment of outstanding loan balances for the loan facilities related to the PGN FSRU Lampung (the "Lampung facility") and the commercial and export credit tranches of the $385 million facility financing the Höegh Gallant, the Höegh Grace and the Partnership's liquidity needs (the "$385 million facility").

Amortization and gain on cash flow hedge were a loss of $0.1 million and a gain of $0.2 million for the nine months ended September 30, 2020 and 2019, respectively. For the nine months ended September 30, 2020, the loss solely related to amortization of amounts excluded from hedge effectiveness for discontinued hedges and the initial fair values of interest rate swaps. For the nine months ended September 30, 2019, the gain was mainly due to the inclusion of a gain on the settlement of the interest rate swaps terminated when the Gallant/Grace facility was extinguished.

Commitment fees were $0.1 million for the nine months ended September 30, 2020, a decrease of $0.2 million from $0.3 million for the nine months ended September 30, 2019. For the nine months ended September 30, 2020 and 2019, the commitment fees relate to the undrawn $63 million revolving credit facility under the $385 million facility.

Amortization of debt issuance cost and fair value of debt assumed was $1.7 million for each of the nine months ended September 30, 2020 and 2019.

Gain (Loss) on Debt Extinguishment. The following table sets forth details of our gain (loss) on debt extinguishment for the nine months ended September 30, 2020 and 2019:

			Positive
	Nine months ended September 30,		(negative)
(in thousands of U.S. dollars)	2020	2019	variance
Gain (loss) on debt extinguishment	$—	$1,030	$(1,030)

Gain on debt extinguishment for the nine months ended September 30, 2019 was $1.0 million. Gain on debt extinguishment for the nine months ended September 30, 2019 related to the repayment of the Gallant/Grace facility on January 31, 2019. The unamortized amounts related to the fair value of debt assumed, or premium, recognized in relation to the acquisitions of the entities owning the Höegh Gallant on October 1, 2015 and the entities owning the Höegh Grace on January 1, 2017, of approximately $1.0 million, which was recognized as a gain on January 31, 2019 due to the extinguishment of the Gallant/Grace facility.

Other Items, Net. The following table sets forth details of our other items, net for the nine months ended September 30, 2020 and 2019:

			Positive
	Nine months ended September 30,		(negative)
(in thousands of U.S. dollars)	2020	2019	variance
Foreign exchange gain (loss)	$56	$(160)	$216
Bank charges, fees and other	(219)	(248)	29
Withholding tax on interest expense and other	(1,817)	(2,252)	435
Total other items, net	$(1,980)	$(2,660)	$680

Other items, net, were $2.0 million for the nine months ended September 30, 2020, a decrease of $0.7 million from $2.7 million for the nine months ended September 30, 2019. The decrease is mainly due lower withholding tax on interest expense of $0.4 million and change in foreign exchange gain (loss) of $0.2 million for the nine months ended September 30, 2020 compared to same period in 2019.

Income (Loss) Before Tax. The following table sets forth details of our income (loss) before tax for the nine months ended September 30, 2020 and 2019:

			Positive
	Nine months ended September 30,		(negative)
(in thousands of U.S. dollars)	2020	2019	variance
Income (loss) before tax	$48,871	$39,481	$9,390

Income before tax for the nine months ended September 30, 2020 was $48.9 million, an increase of $9.4 million from $39.5 million for the nine months ended September 30, 2019. The income before tax for both periods was impacted by unrealized gains on derivative instruments mainly on the Partnership’s share of equity in earnings (losses) of joint ventures. Excluding all the unrealized gains on derivative instruments, income before tax for the nine months ended September 30, 2020 was $56.3 million, an increase of $7.4 million from $48.9 million for the nine months ended September 30, 2019. Excluding the unrealized gains (losses) on derivative instruments, the increase is primarily due to lower vessel operating expenses, higher equity in earnings (losses) of joint ventures and lower interest expense.

Income Tax Expense. The following table sets forth details of our income tax expense for the nine months ended September 30, 2020 and 2019:

			Positive
	Nine months ended September 30,		(negative)
(in thousands of U.S. dollars)	2020	2019	variance
Income tax expense	$(4,240)	$(5,486)	$1,246

Income tax expense for the nine months ended September 30, 2020 was $4.2 million, a decrease of $1.3 million compared to $5.5 million for the nine months ended September 30, 2019. The main reason for the decrease was the reduction of the tax rate in Indonesia which was enacted on March 31, 2020. The tax rate decreased from 25% for 2019 to 22% for 2020 and 2021 with further reduction to occur thereafter. The effect of changes in tax rates on deferred tax assets and liabilities is recognized at the date of enactment. We are not subject to Marshall Islands income taxes. However, we are subject to tax for earnings of our subsidiaries incorporated in Singapore, Indonesia, and for certain Colombian source income. The charterer in Colombia pays certain taxes directly to the Colombian tax authorities on behalf of our subsidiaries that own and operate the Höegh Grace. The tax payments are a mechanism for advance collection of part of the income taxes for the Colombian subsidiary and a final income tax on Colombian source income for the non-Colombian subsidiary. We concluded these third-party payments to the tax authorities represent income taxes that must be accounted for under the guidance for income taxes. The amount of non-cash income tax expense was $0.6 million for each of the nine months ended September 30, 2020 and 2019.

Benefits of uncertain tax positions are recognized when it is more-likely-than-not that a tax position taken in a tax return will be sustained upon examination based on the technical merits of the position. For the nine months ended September 30, 2020 and 2019, there were increases in uncertain tax positions of $0.3 million and $0.4 million, respectively. As of September 30, 2020, the unrecognized tax benefits were $2.6 million.

Net Income (Loss). The following table sets forth details of our net income (loss) for the nine months ended September 30, 2020 and 2019:

			Positive
	Nine months ended September 30,		(negative)
(in thousands of U.S. dollars)	2020	2019	variance
Net income (loss)	$44,631	$33,995	$10,636
Preferred unitholders' interest in net income	11,017	10,224	793
Limited partners’ interest in net income (loss)	$33,614	$23,771	$9,843

As a result of the foregoing, net income for the nine months ended September 30, 2020 was $44.6 million, an increase of $10.6 million from net income of $34.0 million for the nine months ended September 30, 2019. For the nine months ended September 30, 2020, net income of $11.0 million was attributable to the holders of the Series A preferred units, an increase of $0.8 million from $10.2 million due to additional preferred units issued as part of our at-the-market offering program (“ATM program”). Our limited partners' interest in net income for the nine months ended September 30, 2020 was $33.6 million, an increase of $9.8 million from limited partners’ interest in net income of $23.8 million for the nine months ended September 30, 2019.

Segments

There are two operating segments. The segment profit measure is Segment EBITDA, which is defined as earnings before interest, taxes, depreciation, amortization, impairment and other financial items (gain (loss) on debt extinguishment, gain (loss) on derivative instruments and other items, net). Segment EBITDA is reconciled to operating income and net income in the segment presentation below. The two segments are “Majority held FSRUs” and “Joint venture FSRUs.” In addition, unallocated corporate costs, interest income from advances to joint ventures, and interest expense related to the outstanding balances on the $85 million revolving credit facility and the $385 million facility are included in “Other.”

For the nine months ended September 30, 2020 and 2019, Majority held FSRUs includes the financing lease related to the PGN FSRU Lampung and the operating leases related to the Höegh Gallant and the Höegh Grace.

For the nine months ended September 30, 2020 and 2019, Joint venture FSRUs include two 50% owned FSRUs, the Neptune and the Cape Ann, that operate under long-term time charters with one charterer.

The accounting policies applied to the segments are the same as those applied in the financial statements, except that i) Joint venture FSRUs are presented under the proportional consolidation method for the segment note and in the tables below, and under equity accounting for the consolidated financial statements and ii) internal interest income and interest expense between the Partnership's subsidiaries that eliminate in consolidation are not included in the segment columns for the other financial income (expense), net line. Under the proportional consolidation method, 50% of the Joint venture FSRUs’ revenues, expenses and assets are reflected in the segment note. Management monitors the results of operations of joint ventures under the proportional consolidation method and not the equity method of accounting.

Majority Held FSRUs. The following table sets forth details of segment results for the Majority held FSRUs for the nine months ended September 30, 2020 and 2019:

	Nine months ended		Positive
Majority held FSRUs	September 30,		(negative)
(in thousands of U.S. dollars)	2020	2019	variance
Time charter revenues	$107,036	$106,834	$202
Other revenue	—	64	(64)
Total revenues	107,036	106,898	138
Vessel operating expenses	(17,246)	(21,656)	4,410
Administrative expenses	(2,430)	(2,415)	(15)
Segment EBITDA	87,360	82,827	4,533
Depreciation and amortization	(15,727)	(16,197)	470
Operating income (loss)	71,633	66,630	5,003
Gain (loss) on debt extinguishment	—	1,030	(1,030)
Other financial income (expense), net	(7,195)	(9,764)	2,569
Income (loss) before tax	64,438	57,896	6,542
Income tax expense	(4,240)	(5,486)	1,246
Net income (loss)	$60,198	$52,410	$7,788

Time charter revenues for the nine months ended September 30, 2020 were $107.0 million, an increase of $0.2 million from $106.8 million for the nine months ended September 30, 2019. As discussed above, the increase was mainly due to higher time charter revenues for the Höegh Grace mainly due to higher reimbursable costs for the nine months ended September 30, 2020. The time charter revenues for the Höegh Gallant were at the same level for each of the nine months ended September 30, 2020 and 2019. The Höegh Gallant had no days of off-hire for the nine months ended September 30, 2020 compared with reduced hire equivalent to approximately 16 days of off-hire related to the scheduled drydock for the nine months ended September 30, 2019. The impact of higher revenues from being on-hire for the nine months ended September 30, 2020 were largely offset by the impact of lower revenues under the terms of the Subsequent Charter that commenced on May 1, 2020. The PGN FSRU Lampung and the Höegh Grace were both on-hire for the full nine months periods ended September 30, 2020 and 2019.

Other revenue for the nine months ended September 30, 2019 consists of insurance proceeds received for a claim related to the PGN FSRU Lampung's warranty work from prior periods.

Vessel operating expenses for the nine months ended September 30, 2020 were $17.2 million, a decrease of $4.5 million compared to $21.7 million for the nine months ended September 30, 2019. The lower expenses mainly reflected a decrease in maintenance expense of approximately $3.9 million included in vessel operating expenses principally for the Höegh Gallant but also for the PGN FSRU Lampung. During the scheduled drydock of the Höegh Gallant and the on-water survey of the PGN FSRU Lampung in 2019, maintenance procedures were also performed. The remaining decrease was due to lower ongoing operating expenses during the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019.

Administrative expenses for each of the nine months ended September 30, 2020 and 2019 were $2.4 million.

Segment EBITDA for the nine months ended September 30, 2020 was $87.4 million, an increase of $4.6 million from $82.8 million for the nine months ended September 30, 2019. The Segment EBITDA was positively impacted by lower vessel operating expenses for the nine months ended September 30, 2020 compared with the nine months ended September 30, 2019.

Joint Venture FSRUs. The following table sets forth details of segment results for the Joint venture FSRUs for the nine months ended September 30, 2020 and 2019:

	Nine months ended		Positive
Joint venture FSRUs	September 30,		(negative)
(in thousands of U.S. dollars)	2020	2019	variance
Time charter revenues	$33,561	$31,901	$1,660
Vessel operating expenses	(7,073)	(5,533)	(1,540)
Administrative expenses	(695)	(1,059)	364
Segment EBITDA	25,793	25,309	484
Depreciation, amortization and impairment	(7,475)	(7,532)	57
Operating income (loss)	18,318	17,777	541
Gain (loss) on derivative instruments	(7,264)	(9,354)	2,090
Other income (expense), net	(8,852)	(9,025)	173
Income (loss) before tax	2,202	(602)	2,804
Income tax expense	—	—	—
Net income (loss)	$2,202	$(602)	$2,804

Total time charter revenues for the nine months ended September 30, 2020 were $33.6 million, an increase of $1.7 million compared to $31.9 million for the nine months ended September 30, 2019. Higher time charter revenues for the nine months ended September 30, 2020 mainly reflects higher reimbursement of costs incurred for maintenance and projects of the charterer.

Vessel operating expenses were $7.1 million for the nine months ended September 30, 2020, an increase of $1.6 million compared to $5.5 million for the nine months ended September 30, 2019. The increase in vessel operating expenses was mainly due to higher maintenance expenses for Cape Ann for the nine months ended September 30, 2020. In addition, there were higher expenses due to one of the charterer’s projects. For the nine months ended September 30, 2019, the Neptune completed an on-water class renewal survey. As a result, vessel operating expenses included expenses for routine maintenance completed during the survey. The Neptune was on-hire during the class renewal period.

Administrative expenses for the nine months ended September 30, 2020 were $0.7 million, a decrease of $0.4 million compared to $1.1 million for the nine months ended September 30, 2019.

Segment EBITDA was $25.8 million for the nine months ended September 30, 2020, an increase of $0.5 million compared with $25.3 million for the nine months ended September 30, 2019. The Segment EBITDA was positively impacted by higher revenues that more than offset higher vessel operating expenses.

Other. The following table sets forth details of other results for the nine months ended September 30, 2020 and 2019:

	Nine months ended		Positive
Other	September 30,		(negative)
(in thousands of U.S. dollars)	2020	2019	variance
Administrative expenses	$(4,607)	$(4,661)	$54
Segment EBITDA	(4,607)	(4,661)	54
Operating income (loss)	(4,607)	(4,661)	54
Other income (expense), net	(13,162)	(13,152)	(10)
Income (loss) before tax	(17,769)	(17,813)	44
Income tax expense	—	—	—
Net income (loss)	$(17,769)	$(17,813)	$44

Administrative expenses and Segment EBITDA for the nine months ended September 30, 2020 were $4.6 million, a decrease of $0.1 million from $4.7 million for the nine months ended September 30, 2019.

Other financial income (expense), net, which is not part of the segment measure of profits, includes interest incurred, commitment fees and amortization of debt issuance costs, related to the $385 million facility. In addition, other financial income (expense), net also includes the interest income accrued on the advances to our joint ventures and interest expenses related to the $85 million revolving credit facility from Höegh LNG.

Other financial income (expense), net was an expense of $13.2 million for each of the nine months ended September 30, 2020 and 2019.

Three Months Ended September 30, 2020 Compared with the Three Months Ended September 30, 2019

Time Charter Revenues. The following table sets forth details of our time charter revenues for the three months ended September 30, 2020 and 2019:

			Positive
	Three months ended September 30,		(negative)
(in thousands of U.S. dollars)	2020	2019	variance
Time charter revenues	$35,913	$36,982	$(1,069)

Time charter revenues for the three months ended September 30, 2020 were $35.9 million, a decrease of $1.1 million from $37.0 million for the three months ended September 30, 2019. The decrease was mainly due to lower time charter revenue for the Höegh Gallant for the three months ended September 30, 2020. On May 1, 2020, the Höegh Gallant commenced the Subsequent Charter with a subsidiary of Höegh LNG. As discussed above, the hire rate under the Subsequent Charter is lower than under the prior time charter resulting in lower time charter revenue for the Höegh Gallant for the three months ended September 30, 2020 compared with the three months ended September 30, 2019. The Höegh Gallant, the PGN FSRU Lampung and the Höegh Grace were all on-hire for each of the full three month periods ended September 30, 2020 and 2019.

Vessel Operating Expenses. The following table sets forth details of our vessel operating expenses for the three months ended September 30, 2020 and 2019:

			Positive
	Three months ended September 30,		(negative)
(in thousands of U.S. dollars)	2020	2019	variance
Vessel operating expenses	$(5,963)	$(6,699)	$736

Vessel operating expenses for the three months ended September 30, 2020 were $6.0 million, a decrease of $0.7 million from the $6.7 million for the three months ended September 30, 2019. For the three months ended September 30, 2019, vessel operating expenses included maintenance expenses of approximately $0.9 million for the PGN FSRU Lampung and to a lesser degree for the Höegh Gallant. During the three months ended September 30, 2020, vessel operating expenses have been somewhat lower due to some reduction in activities due to the Coronavirus which was partially offset by the inclusion of property taxes for the PGN FSRU Lampung assessed by the Indonesian tax authorities beginning at the end of 2019.

Administrative Expenses. The following table sets forth details of our administrative expenses for the three months ended September 30, 2020 and 2019:

			Positive
	Three months ended September 30,		(negative)
(in thousands of U.S. dollars)	2020	2019	variance
Administrative expenses	$(2,455)	$(2,228)	$(227)

Administrative expenses for the three months ended September 30, 2020 were $2.4 million, an increase of $0.2 million from the $2.2 million for the three months ended September 30, 2019. The increase reflects higher partnership expenses incurred in the three months ended September 30, 2020 in comparison to the three months ended September 30, 2019.

Depreciation and Amortization. The following table sets forth details of our depreciation and amortization for the three months ended September 30, 2020 and 2019:

			Positive
	Three months ended September 30,		(negative)
(in thousands of U.S. dollars)	2020	2019	variance
Depreciation and amortization	$(5,210)	$(5,285)	$75

Depreciation and amortization were $5.2 million for the three months ended September 30, 2020, a decrease of $0.1 million from $5.3 million for the three months ended September 30, 2019.

Total Operating Expenses. The following table sets forth details of our total operating expenses for the three months ended September 30, 2020 and 2019:

			Positive
	Three months ended September 30,		(negative)
(in thousands of U.S. dollars)	2020	2019	variance
Total operating expenses	$(13,628)	$(14,212)	$584

Total operating expenses for the three months ended September 30, 2020 were $13.6 million, a decrease of $0.6 million from the $14.2 million for the three months ended September 30, 2019. The decrease is a result of the lower vessel operating expenses in the three months ended September 30, 2020 mainly due to higher maintenance expenses for the three months ended September 30, 2019.

Equity in Earnings (Losses) of Joint Ventures. The following table sets forth details of our equity in earnings (losses) of joint ventures for the three months ended September 30, 2020 and 2019:

			Positive
	Three months ended September 30,		(negative)
(in thousands of U.S. dollars)	2020	2019	variance
Equity in earnings (losses) of joint ventures	$5,774	$621	$5,153

Equity in earnings of joint ventures for the three months ended September 30, 2020 was $5.8 million, an increase of $5.2 million from $0.6 million for the three months ended September 30, 2019. Unrealized gains (losses) on derivative instruments in our joint ventures significantly impacted the equity in earnings of joint ventures for the three months ended September 30, 2020 and 2019.

Excluding the unrealized gain on derivative instruments for the three months ended September 30, 2020 and the unrealized loss on derivative instruments for the three months ended September 30, 2019, the equity in earnings of joint ventures would have been $3.6 million for the three months ended September 30, 2020, an increase of $0.8 million from $2.8 million for the three months ended September 30, 2019.

Our share of our joint ventures’ operating income was $6.4 million for the three months ended September 30, 2020, an increase of $0.6 million compared with $5.8 million for the three months ended September 30, 2019.

Our share of other expense, net, principally consisting of interest income, interest expense and other items, net, was $2.9 million for the three months ended September 30, 2020, a decrease of $0.1 million from $3.0 million for the three months ended September 30, 2019.

Our share of unrealized gain on derivative instruments was $2.2 million for the three months ended September 30, 2020, an increase of $4.4 million from an unrealized loss of $2.2 million for the three months ended September 30, 2019.

There was no accrued income tax expense for each of the three months ended September 30, 2020 and 2019. Our joint ventures did not pay any dividends for each of the three months ended September 30, 2020 and 2019.

Operating Income (Loss). The following table sets forth details of our operating income (loss) for the three months ended September 30, 2020 and 2019:

			Positive
	Three months ended September 30,		(negative)
(in thousands of U.S. dollars)	2020	2019	variance
Operating income (loss)	$28,059	$23,391	$4,668

Operating income for the three months ended September 30, 2020 was $28.1 million, an increase of $4.7 million from operating income of $23.4 million for the three months ended September 30, 2019. Excluding the impact of the unrealized gains (losses) on derivatives for the three months ended September 30, 2020 and 2019 impacting the equity in earnings of joint ventures, operating income for the three months ended September 30, 2020 would have been $25.8 million, an increase of $0.2 million from $25.6 million for the three months ended September 30, 2019. Excluding the impact of the unrealized gains (losses) on derivatives, the increase for the three months ended September 30, 2020 is primarily due to lower operating expenses and improved results for the equity in earnings of joint ventures which more than offset the lower time charter revenues.

Interest Income. The following table sets forth details of our interest income for the three months ended September 30, 2020 and 2019:

			Positive
	Three months ended September 30,		(negative)
(in thousands of U.S. dollars)	2020	2019	variance
Interest income	$135	$189	$(54)

Interest income was $0.1 million for the three months ended September 30, 2020, a decrease of $0.1 million compared to $0.2 million for the three months ended September 30, 2019. Interest income is mainly related to cash balances and accrued interest on the advances to our joint ventures for each of the three months ended September 30, 2020 and 2019.

Interest Expense. The following table sets forth details of our interest expense for the three months ended September 30, 2020 and 2019:

			Positive
	Three months ended September 30,		(negative)
(in thousands of U.S. dollars)	2020	2019	variance
Interest incurred	$(5,388)	$(6,226)	$838
Amortization related to cash flow hedge	(24)	(14)	(10)
Commitment fees	(35)	(86)	51
Amortization of debt issuance cost	(567)	(631)	64
Total interest expense	$(6,014)	$(6,957)	$943

Total interest expense for the three months ended September 30, 2020 was $6.0 million, a decrease of $1.0 million from $7.0 million for the three months ended September 30, 2019. Interest expense consists of the interest incurred, amortization related to cash flow hedge, commitment fees and amortization of debt issuance cost for the period.

The interest incurred of $5.4 million for the three months ended September 30, 2020, decreased by $0.8 million compared to $6.2 million for the three months ended September 30, 2019. The decrease was principally due to repayment of outstanding loan balances for the Lampung facility and the commercial and export credit tranches of the $385 million facility.

Amortization related to cash flow hedge was a loss of $0.02 million for the three months ended September 30, 2020 compared to a loss of $0.01 million for the three months ended September 30, 2019. Amortization related to cash flow hedge solely related to amortization of the amounts excluded from hedge effectiveness for discontinued hedges and the initial fair values of interest rate swaps.

Commitment fees for the three months ended September 30, 2020 decreased by $0.1 million compared with $0.1 million for the three months ended September 30, 2019. The commitment fees relate to the undrawn portion of the revolving credit facility under the $385 million facility.

Amortization of debt issuance cost for each of the three months ended September 30, 2020 and 2019 was $0.6 million.

Other Items, Net. The following table sets forth details of our other items, net for the three months ended September 30, 2020 and 2019:

			Positive
	Three months ended September 30,		(negative)
(in thousands of U.S. dollars)	2020	2019	variance
Foreign exchange gain (loss)	$(157)	$(105)	$(52)
Bank charges, fees and other	(93)	(110)	17
Withholding tax on interest expense and other	(596)	(639)	43
Total other items, net	$(846)	$(854)	$8

Other items, net, were $0.9 million for each of the three months ended September 30, 2020 and 2019.

Income (Loss) Before Tax. The following table sets forth details of our income (loss) before tax for the three months ended September 30, 2020 and 2019:

			Positive
	Three months ended September 30,		(negative)
(in thousands of U.S. dollars)	2020	2019	variance
Income (loss) before tax	$21,334	$15,769	$5,565

Income before tax for the three months ended September 30, 2020 was $21.3 million, an increase of $5.5 million from $15.8 million for the three months ended September 30, 2019. The income before tax for both periods was impacted by the unrealized gains (losses) on derivative instruments mainly on our share of equity in earnings (losses) of joint ventures. Excluding all the unrealized gains (losses) on derivative instruments, income before tax for the three months ended September 30, 2020 was $19.1 million, an increase of $1.2 million from $17.9 million for the three months ended September 30, 2019. Excluding the unrealized gains (losses) on derivative instruments, the increase is primarily due to lower total operating expenses, improved results for the equity in earnings of joint ventures and lower interest expense which were partially offset by the impact of lower time charter revenues.

Income Tax Expense. The following table sets forth details of our income tax expense for the three months ended September 30, 2020 and 2019:

			Positive
	Three months ended September 30,		(negative)
(in thousands of U.S. dollars)	2020	2019	variance
Income tax expense	$(1,859)	$(2,065)	$206

Income tax expense for the three months ended September 30, 2020 was $1.9 million, a decrease of $0.2 million compared to $2.1 million for the three months ended September 30, 2019. The main reason for decrease was the lower tax rate in Indonesia for the three months ended September 30, 2020 compared with the three months ended September 30, 2019. The amount of non-cash income tax expense was $0.2 million for each of the three months ended September 30, 2020 and 2019.

Benefits of uncertain tax positions are recognized when it is more-likely-than-not that a tax position taken in a tax return will be sustained upon examination based on the technical merits of the position. For the three months ended September 30, 2020 and 2019, there were increases in uncertain tax positions of $0.1 million and $0.2 million, respectively.

Net Income (Loss). The following table sets forth details of our net income (loss) for the three months ended September 30, 2020 and 2019:

			Positive
	Three months ended September 30,		(negative)
(in thousands of U.S. dollars)	2020	2019	variance
Net income (loss)	$19,475	$13,704	$5,771
Preferred unitholders' interest in net income	3,681	3,482	199
Limited partners’ interest in net income (loss)	$15,794	$10,222	$5,572

As a result of the foregoing, net income for the three months ended September 30, 2020 was $19.5 million, an increase of $5.8 million from net income of $13.7 million for the three months ended September 30, 2019. For the three months ended September 30, 2020, net income of $3.7 million was attributable to the holders of the Series A preferred units, an increase of $0.2 million from $3.5 million for the three months ended September 30, 2019 due to additional Series A preferred units issued as part of our ATM program. Our limited partners’ interest in net income for the three months ended September 30, 2020 was $15.8 million, an increase of $5.6 million from limited partner’s interest in net income of $10.2 million for the three months ended September 30, 2019.

Segments

Majority Held FSRUs. The following table sets forth details of segment results for the Majority held FSRUs for the three months ended September 30, 2020 and 2019:

	Three months ended		Positive
Majority held FSRUs	September 30,		(negative)
(in thousands of U.S. dollars)	2020	2019	variance
Time charter revenues	$35,913	$36,982	$(1,069)
Total revenues	35,913	36,982	(1,069)
Vessel operating expenses	(5,963)	(6,699)	736
Administrative expenses	(868)	(791)	(77)
Segment EBITDA	29,082	29,492	(410)
Depreciation and amortization	(5,210)	(5,285)	75
Operating income (loss)	23,872	24,207	(335)
Other financial income (expense), net	(2,415)	(2,837)	422
Income (loss) before tax	21,457	21,370	87
Income tax expense	(1,859)	(2,065)	206
Net income (loss)	$19,598	$19,305	$293

Time charter revenues for the three months ended September 30, 2020 were $35.9 million, a decrease of $1.1 million compared to $37.0 million for three months ended September 30, 2019. As discussed above, lower time charter revenue for the Höegh Gallant for the three months ended September 30, 2020 was mainly due to the lower hire rate under the Subsequent Charter. The Höegh Gallant, the PGN FSRU Lampung and the Höegh Grace were all on-hire for each of the full three month periods ended September 30, 2020 and 2019.

Vessel operating expenses for the three months ended September 30, 2020 were $6.0 million, a decrease of $0.7 million compared to $6.7 million for the three months ended September 30, 2019. As discussed above, there were lower vessel operating expenses for the for the three months ended September 30, 2020 largely due to a reduction in activities due to the Coronavirus and maintenance expenses of approximately $0.9 million for the PGN FSRU Lampung and the Höegh Gallant for the three months ended September 30, 2019.

Administrative expenses for the three months ended September 30, 2020 were $0.9 million, an increase of $0.1 million from $0.8 million for the three months ended September 30, 2019.

Segment EBITDA for the three months ended September 30, 2020 was $29.1 million, a decrease of $0.4 million from $29.5 million for the three months ended September 30, 2019. Segment EBITDA was negatively impacted by lower time charter revenues for the Höegh Gallant for the three months ended September 30, 2020 while lower vessel operating expenses for the three months ended September 30, 2020 contributed positively to Segment EBITDA compared with the three months ended September 30, 2019.

Joint Venture FSRUs. The following table sets forth details of segment results for the Joint venture FSRUs for the three months ended September 30, 2020 and 2019:

	Three months ended		Positive
Joint venture FSRUs	September 30,		(negative)
(in thousands of U.S. dollars)	2020	2019	variance
Time charter revenues	$10,896	$10,820	$76
Vessel operating expenses	(1,851)	(2,157)	306
Administrative expenses	(106)	(321)	215
Segment EBITDA	8,939	8,342	597
Depreciation, amortization and impairment	(2,490)	(2,528)	38
Operating income (loss)	6,449	5,814	635
Gain (loss) on derivative instruments	2,226	(2,165)	4,391
Other income (expense), net	(2,901)	(3,028)	127
Income (loss) before tax	5,774	621	5,153
Income tax expense	—	—	—
Net income (loss)	$5,774	$621	$5,153

Total time charter revenues for the three months ended September 30, 2020 were $10.9 million, an increase of $ 0.1 million compared to $10.8 million for the three months ended September 30, 2019.

Vessel operating expenses were $1.9 million for the three months ended September 30, 2020, a decrease of $0.3 million compared to $2.2 million for the three months ended September 30, 2019. The decrease in vessel operating expenses for the three months ended September 30, 2020 was mainly due to lower costs incurred for maintenance between the periods. For the three months ended September 30, 2019, the Neptune completed an on-water class renewal survey and routine maintenance was completed during the survey. The Neptune was on-hire during the class renewal period.

Administrative expenses for the three months ended September 30, 2020 were $0.1 million, a decrease of $0.2 million from $0.3 million for the three months ended September 30, 2019.

Segment EBITDA was $8.9 million for the three months ended September 30, 2020 compared with $8.3 million for the three months ended September 30, 2019. Segment EBITDA was positively impacted by lower vessel operating and administrative expenses for the three months ended September 30, 2020 compared with the three months ended September 30, 2019.

Other. The following table sets forth details of other results for the three months ended September 30, 2020 and 2019:

	Three months ended		Positive
Other	September 30,		(negative)
(in thousands of U.S. dollars)	2020	2019	variance
Administrative expenses	$(1,587)	$(1,437)	$(150)
Segment EBITDA	(1,587)	(1,437)	(150)
Operating income (loss)	(1,587)	(1,437)	(150)
Other financial income (expense), net	(4,310)	(4,785)	475
Income (loss) before tax	(5,897)	(6,222)	325
Income tax expense	—	—	—
Net income (loss)	$(5,897)	$(6,222)	$325

Administrative expenses and Segment EBITDA for the three months ended September 30, 2020 were $1.6 million, an increase of $0.2 million from $1.4 million for the three months ended September 30, 2019.

Other financial income (expense), net, which is not part of the segment measure of profits, is related to the interest income accrued on the advances to our joint ventures and interest expense related to the $85 million revolving credit facility from Höegh LNG. In addition, other financial income (expense), net also includes interest incurred, commitment fees and amortization of debt issuance costs, related to the $385 million facility entered into and drawn at end of January 31, 2019.

Other financial income (expense), net was an expense of $4.3 million for the three months ended September 30, 2020, a decrease of $0.5 million from $4.8 million for the three months ended September 30, 2019.

Liquidity and Capital Resources

Liquidity and Cash Needs

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of cash from operations, the utilization of borrowings from commercial banks and debt and equity financings. Our liquidity requirements relate to paying our unitholder distributions, servicing interest and quarterly repayments on our debt (“debt amortization”), funding working capital, funding on-water surveys or drydocking and maintaining cash reserves against fluctuations in operating cash flows. The liquidity requirements of our joint ventures relate to the servicing of debt, including repayment of shareholder loans, funding working capital, including drydocking and on-water surveys, funding the settlement of the boil-off claim and maintaining cash reserves against fluctuations in operating cash flows.

Our sources of liquidity include cash balances, cash flows from our operations, interest payments from our advances to our joint ventures, our undrawn balance under the $85 million revolving credit facility from Höegh LNG and our undrawn balance under the $63 million revolving credit tranche of our $385 million facility. In addition, liquidity can also be supplemented, from time to time, by net proceeds of the ATM program, depending on the market conditions. Cash and cash equivalents are denominated primarily in U.S. dollars. We do not currently use derivative instruments for other purposes than managing interest rate risks. The advances to our joint ventures (accrued interest from prior periods on repaid shareholder loans) are subordinated to the joint ventures’ long-term bank debt, consisting of the Neptune facility and the Cape Ann facility. Under terms of the shareholder loan agreements, the repayments shall be prioritized over any dividend payment to the owners of the joint ventures. As discussed in note 14 under "Joint ventures boil-off settlement" to the unaudited condensed interim consolidated financial statements, the joint ventures reached final settlement and release agreements for the boil-off claim under the time charters to be paid in instalments during 2020. As a precaution, the joint ventures suspended payments on the shareholder loans as of September 30, 2017 pending the outcome and settlement of the boil-off claim. The suspension of payments on the shareholder loans will be re-evaluated as the claim is settled. The suspension of the payments on the shareholder loans reduces cash flows available to us. Dividend distributions from our joint ventures require a) agreement of the other joint venture owners; b) fulfilment of requirements of the long-term bank loans (refer to note 8 of the unaudited condensed interim consolidated financial statements); and c) under Cayman Islands law may be paid out of profits or capital reserves subject to the joint venture being solvent after the distribution. Dividends from Höegh Lampung may only be paid out of profits under Singapore law. Dividends from PT Höegh may only be paid if its retained earnings are positive under Indonesian law and requirements are fulfilled under the Lampung facility. In addition, PT Höegh, as an Indonesian incorporated company, is required to establish a statutory reserve equal to 20% of its paid-up capital. The dividend can only be distributed if PT Höegh’s retained earnings are positive after deducting the statutory reserve. As of September 30, 2020, PT Höegh is in the process of establishing the required statutory reserves and therefore is currently unable to make dividend payments under Indonesia law. Under the Lampung facility, there are limitations on cash dividends and loan distributions that can be made to the Partnership. Subject to meeting a debt service ratio of 1.20 to 1.00, PT Höegh can distribute cash from its cash flow from operations to us as payment of intercompany accrued interest and/or intercompany debt, after quarterly payments of the Lampung facility and fulfilment of the “waterfall” provisions to meet operating requirements as defined by the Lampung facility. Under Cayman Islands law, Höegh FSRU IV and Höegh Colombia Holding may only pay distributions out of profits or capital reserves if the entity is solvent after the distribution. Dividends from Höegh Cyprus may only be distributed out of profits and not from the share capital of the company. Dividends and other distributions from Höegh Cyprus, Höegh Colombia and Höegh FSRU IV may only be distributed if after the dividend payment, the Partnership would remain in compliance with the financial covenants under the $385 million facility. For a description of our credit facilities and revolving credit facilities, please see notes 13 and 15 to the audited consolidated financial statements contained in our 2019 Form 20-F as well as notes 9 and 11 to the unaudited condensed interim consolidated financial statements contained in this Report on Form 6-K.

As of September 30, 2020, the Partnership has no material commitments for capital expenditures. However, during the fourth quarter of 2020, part of the procedures for the on-water class renewal survey for the Höegh Grace will be performed. No off-hire is expected during the fourth quarter of 2020. The remainder of the on-water class renewal survey is expected to be completed during the first half of 2021. Expenditures of approximately $0.6 million are expected to be incurred by December 31, 2020 in connection with the survey. In addition, the joint ventures have a remaining outstanding liability for a boil-off claim under the time charters totaling $6.5 million as of September 30, 2020. The Partnership’s 50% share of the liability is $3.3 million as of September 30, 2020. In February 2020, each of the joint ventures and the charterer reached a commercial settlement addressing all the past and future claims. The final settlement and release agreements were signed on and had an effective date of April 1, 2020. Among other things, the settlement provides that 1) the boil-off claim, up to the signature date of the settlement agreements, will be settled for an aggregate amount of $23.7 million, paid in instalments during 2020, 2) the costs of the arbitration tribunal will be equally split between the two parties and each party will settle its legal and other costs, 3) the joint ventures have or will implement technical upgrades on the vessels at their own cost to minimize boil-off, and 4) the relevant provisions of the time charters were amended regarding the computation and settlement of prospective boil-off claims.

The first instalment of the settlement of $17.2 million was paid by the joint ventures in April 2020. The Partnership’s 50% share was $8.6 million. The joint ventures expect to pay the remaining instalment, which is due no later than December 15, 2020, with accumulated cash balances on the joint venture’s respective balance sheets as of September 30, 2020 and with cash from operations in 2020. Refer to note 14 in our unaudited condensed interim financial statements.

The Partnership is indemnified by Höegh LNG for its share of the cash impact of the settlement, the arbitration costs and any legal expenses, the technical modifications of the vessels and any prospective boil-off claims or other direct impacts of the settlement agreement. On April 8, 2020, the Partnership was indemnified by Höegh LNG for its share of the joint ventures boil-off settlement payments by a reduction of $8.6 million on its outstanding balance on the $85 million revolving credit facility from Höegh LNG. The remaining amount of the indemnification for the boil-off claim will be settled when the amount is paid to the charterer. Refer to note 14 in our unaudited condensed interim financial statements.

Höegh LNG’s ability to make payments to us under the indemnification for the boil-off settlement, the Subsequent Charter and funding requests under the revolving credit facility may be affected by events beyond the control of Höegh LNG or us, including opportunities to obtain new employment for the Höegh Gallant and prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, Höegh LNG’s ability to meet its obligations to us may be impaired. If Höegh LNG is unable to meet its obligations to us under the indemnification for the boil-off settlement, the Subsequent Charter or meet funding requests, our financial condition, results of operations and ability to make cash distributions to unitholders could be materially adversely affected.

The recent outbreak of Coronavirus (COVID-19) has negatively affected economic conditions in of the world which may impact our operations and the operations of our customers and suppliers. Although our operations have not been materially affected by the Coronavirus outbreak to date, the ultimate length and severity of the Coronavirus outbreak and its potential impact on our operations and financial condition is uncertain at this time. We believe our primary risk and exposure related to uncertainty of cash flows from our long-term time charter contracts is due to the credit risk associated with the individual charterers. Payments are due under time charter contracts regardless of the demand for the charterer’s gas output or the utilization of the FSRU. It is therefore possible that charterers may not make payments for time charter services in times of reduced demand. As of November 19, 2020, we have not experienced any reduced or non-payments for obligations under our time charter contracts. In addition, we have not provided concessions or made changes to the terms of payment for our customers. Furthermore, should there be an outbreak of the Coronavirus on board one of our FSRUs or an inability to replace critical supplies or replacement parts due to disruptions to third-party suppliers, adequate crewing or supplies may not be available to fulfill our obligations under our time charter contracts. This could result in off-hire or warranty payments under performance guarantees which would reduce revenues for the impacted period. To date, we have mitigated the risk of an outbreak of the Coronavirus on board our vessels by extending time between crew rotations on the vessels and developing mitigating actions for crew rotations. As a result, we expect that we will incur somewhat higher crewing expenses to implement the appropriate mitigation actions to minimize risks of outbreaks. To date, we have not had service interruptions on our vessels. Management and administrative staffs have largely transitioned to working remotely from home to address the specific COVID-19 situation in the applicable geographic location. We have supported staffs by supplying needed internet boosters and office equipment to facilitate an effective work environment. In addition, if financial institutions providing our interest rate swaps or lenders under our revolving credit facility are unable to meet their obligations, we could experience a higher interest expense or be unable to obtain funding. Since implementing our prior ATM program in January 2018 until November 19, 2020, we have sold preferred units and common units for total net proceeds of $60.5 million which has supplemented our liquidity. In current market conditions with lower unit prices, sales under the new ATM program are a less viable and more expensive option for accessing liquidity. If our charterers or lenders are unable to meet their obligations to us under their respective contracts or if we are unable to fulfill our obligations under time charters, our financial condition, results of operations and ability to make cash distributions to unitholders could be materially adversely affected. We have long term debt maturing in October 2021 when the Lampung facility must be refinanced. We are exploring options to refinance the Lampung facility and expect to be successful in the refinancing. However, should we be unable to obtain refinancing for the Lampung facility in 2021, we may not have sufficient funds or other assets to satisfy all our obligations, which would have a material adverse effect on our business, results of operations and financial condition.

As of September 30, 2020, the total outstanding principal on our long-term debt was $443.9 million related to the Lampung facility, the $385 million facility, including the associated $63 million revolving credit tranche, and the $85 million revolving credit facility. The book value of our total long-term debt was $436.5 million as of September 30, 2020. On April 8, 2020, our outstanding balance on the $85 million revolving credit facility from Höegh LNG was reduced by $8.6 million for the settlement of our indemnification claim for our 50% share of the joint ventures’ payment of the first instalment under the settlement and release agreement for the boil-off claim. On April 24, 2020 and August 7, 2020, we drew $4.5 million and $6.6 million, respectively, on the $85 million revolving credit facility. On October 23, 2020, we drew $10.65 million on the $85 million revolving credit facility. For a description of our credit facilities and revolving credit facilities, please see notes 13 and 15 to the audited consolidated financial statements contained in our 2019 Form 20-F as well as notes 9 and 11 to the unaudited condensed interim consolidated financial statements contained in this Report on Form 6-K.

We have not made use of derivative instruments for currency risk management purposes. We had interest rate swaps contracts for the Lampung facility ("Lampung interest rate swaps") and the $385 million facility ("$385 million interest rate swaps") as of September 30, 2020. As of September 30, 2020, we had outstanding interest rate swap agreements for a total notional amount of $334.5 million to hedge against the floating interest rate risks of our long-term debt under the Lampung facility and the $385 million facility. For additional information, refer to “Qualitative and Quantitative Disclosure About Market Risk” and note 13 to the unaudited condensed interim consolidated financial statements.

As of November 19, 2020, we had an undrawn balance of $14.7 million on the $63 million revolving credit tranche of the $385 million facility and an undrawn balance of $63.0 million on the $85 million revolving credit facility from Höegh LNG, respectively.

As of September 30, 2020, we had cash and cash equivalents of $25.0 million. Current restricted cash for operating obligations of the PGN FSRU Lampung was $6.5 million and long-term restricted cash required under the Lampung facility was $12.2 million as of September 30, 2020.

As of September 30, 2020, our total current liabilities exceeded total current assets by $15.7 million. This is partly a result of the current portion of long-term debt of $44.7 million being classified as current while restricted cash of $12.2 million associated with the Lampung facility is classified as long-term. The current portion of long-term debt reflects principal payments for the next twelve months which will be funded, for the most part, by future cash flows from operations. We do not intend to maintain a cash balance to fund the next twelve months’ net liabilities.

We believe our cash flows from operations, including distributions to us from PT Höegh, Höegh Cyprus, and Höegh FSRU IV as payment of intercompany interest and/or intercompany debt or dividends, will be sufficient to meet our debt amortization and working capital needs and maintain cash reserves against fluctuations in operating cash flows. In addition, we require liquidity to pay distributions to our unitholders. We believe our available undrawn balances on the $85 million revolving credit facility from Höegh LNG and the $63 million revolving credit tranche will provide us with adequate sources of liquidity reserves to supplement funding of our distributions and other general liquidity needs. We believe our current resources, including the undrawn balance on the $85 million revolving credit facility from Höegh LNG and the undrawn balance on the $63 million revolving credit tranche, are sufficient to meet our working capital requirements for our current business for the next twelve months.

On August 14, 2020, we paid a cash distribution of $15.0 million, or $0.44 per common unit, with respect to the second quarter of 2020, equivalent to $1.76 per unit on an annualized basis.

On August 17, 2020, we paid a cash distribution of $3.7 million, or $0.546875 per Series A preferred unit, for the period commencing on May 15, 2020 to August 14, 2020.

For the period from July 1, 2020 to September 30, 2020, we sold 11,383 Series A preferred units under the ATM program at an average gross sales price of $24.02 per unit and received net proceeds, after sales commissions, of $0.3 million. We did not issue any common units under the new ATM program during the three and nine months ended September 30, 2020.

On November 13, 2020, we paid a distribution of $15.1 million, or $0.44 per common unit, with respect to the third quarter of 2020, equivalent to $1.76 per unit on an annualized basis.

On November 16, 2020, we paid a distribution of $3.7 million, or $0.546875 per Series A preferred unit for the period commencing on August 15, 2020 to November 14, 2020.

For the period from October 1, 2020 to November 17, 2020, we sold an aggregate of 32,951 Series A preferred units under the ATM program at an average gross sales price of $24.12 per unit and received net proceeds, after sales commissions, of $0.8 million. From the commencement of the prior ATM program in January 2018 through September 30, 2020, the Partnership sold 2,119,382 Series A preferred units and 306,266 common units and received net proceeds of $54.1 million and $5.6 million, respectively. The compensation paid to the Agent for such sales was $1.0 million.

Cash Flows

The following table summarizes our net cash flows from operating, investing and financing activities and our cash, cash equivalents and restricted cash for the periods presented:

	Three months ended		Nine months ended
	September 30,		September 30,
(in thousands of U.S. dollars)	2020	2019	2020	2019
Net cash provided by (used in) operating activities	$22,808	$19,431	$60,144	$59,012
Net cash provided by (used in) investing activities	—	(129)	(8)	(269)
Net cash provided by (used in) financing activities	(23,010)	(14,317)	(76,143)	(51,185)
Increase (decrease) in cash, cash equivalents and restricted cash	(202)	4,985	(16,007)	7,558
Effect of exchange rate changes on cash and cash equivalents	(29)	(52)	(30)	(44)
Cash, cash equivalents and restricted cash, beginning of period	44,013	48,035	59,819	45,454
Cash, cash equivalents and restricted cash, end of period	$43,782	$52,968	$43,782	$52,968

Nine Months ended September 30, 2020 Compared with the Nine Months ended September 30, 2019

Net Cash Provided by (Used in) Operating Activities

Net cash provided by operating activities was $60.1 million for the nine months ended September 30, 2020, an increase of $1.1 million compared with $59.0 million for the nine months ended September 30, 2019. Before changes in working capital, cash provided by operating activities was $67.2 million for the nine months ended September 30, 2020, an increase of $6.2 million compared to the $61.0 million for the nine months ended September 30, 2019. The increase was primarily due to maintenance expenses of $3.9 million in the Majority held FSRU segment and the $3.1 million of capitalized expenditure for drydocking related to the Höegh Gallant for the nine months ended September 30, 2019 while there were no similar expenditures for the corresponding period of 2020.

Changes in working capital decreased net cash provided by operating activities by $7.0 million for the nine months ended September 30, 2020, a decrease of $5.0 million from a decrease of $2.0 million for the nine months ended September 30, 2019. For the nine months ended September 30, 2020, the negative contribution of changes in working capital was largely due to cash used in funding higher balances for trade receivables and decreases in the balances for the value added and withholding tax liability and the accrued liabilities and other payables. For the nine months ended September 30, 2019, the negative contribution of changes in working capital was largely due to cash used in funding higher balances for trade receivables and prepaid expenses and other receivables, which was partly offset by cash provided by the increase in balances for the value added and withholding tax liability.

Net Cash Provided by (Used in) Investing Activities

Net cash used in investing activities decreased by $0.3 million for the nine months ended September 30, 2020 compared with net cash used in investing activities of $0.3 million for equipment on vessels for the nine months ended September 30, 2019.

Net Cash Provided by (Used in) Financing Activities

Net cash used in financing activities for the nine months ended September 30, 2020 was $76.1 million compared with $51.2 million for the nine months ended September 30, 2019.

Net cash used in financing activities for the nine months ended September 30, 2020 was mainly due to the repayment of long-term debt of $33.5 million which includes repayment of $14.3 million on the Lampung facility and repayment of $19.2 million on the $385 million facility and our payment of cash distributions to our common unitholders of $45.1 million and our payment of cash distributions to the holders of our Series A preferred units of $11.0 million. This was partially offset by the proceeds of $11.1 million under the $85 million revolving credit facility, and proceeds of $2.4 million for the issuance of Series A preferred units under our ATM program.

Net cash used in financing activities for the nine months ended September 30, 2019 was mainly due to the repayment of long-term debt of $331.3 million which includes repayment of $14.3 million on the Lampung facility, repayment of $12.8 million on the $385 million facility, repayment of $0.9 million on the export credit tranche of the Gallant facility on January 29, 2019, and a settlement of $303.2 million of the remaining outstanding balance on the Gallant/Grace facility on January 31, 2019, our payment of $5.8 million in debt issuance costs under the $385 million facility, repayment of $34 million on the revolving credit facility, our payment of cash distributions to our common and subordinated unitholders of $45.1 million and our payment of cash distributions to the holders of our Series A preferred units of $10.1 million. This was partially offset by receipt of $368.3 million in proceeds from long-term debt, including $320.0 million under the $385 million facility and $48.3 million on the revolving credit facility under the $385 million facility, proceeds of $3.5 million under the $85 million revolving credit facility, and proceeds of $1.0 million and $2.7 million for the issuance of common units and Series A preferred units, respectively, under our ATM program.

As a result of the foregoing, cash, cash equivalents and restricted cash decreased by $16.0 million for the nine months ended September 30, 2020 compared to an increase of $7.6 million for the nine months ended September 30, 2019.

Three Months Ended September 30, 2020 Compared with the Three Months Ended September 30, 2019

Net Cash Provided by (Used in) Operating Activities

Net cash provided by operating activities was $22.8 million for the three months ended September 30, 2020, an increase of $3.4 million compared with $19.4 million for the three months ended September 30, 2019. Before changes in working capital, cash provided by operating activities was $22.1 million for the three months ended September 30, 2020, an increase of $0.2 million compared to $21.9 million for the three months ended September 30, 2019. The increase was primarily due to lower total operating expenses and interest expense which more than offset the lower time charter revenues for the three months ended September 30, 2020 compared with the same period last year.

Changes in working capital increased net cash provided by operating activities by $0.7 million for the three months ended September 30, 2020, an increase of $3.1 million from $2.4 million used by operating activities for the three months ended September 30, 2019. For three months ended September 30, 2020, the positive contribution of changes in working capital was largely due to cash provided by the higher balances for the amounts due to owners and affiliates, accrued liabilities and other payables, and lower balance on the prepaid expenses and other receivables which was partially offset by an increase in the cash used for funding a higher balance on the trade receivables and a lower balances on the trade payables and the value added and withholding tax liability.

For the three months ended September 30, 2019, the negative contribution of changes in working capital was largely due to cash used in funding the higher balance for prepaid expenses and other receivables and the settlement of amounts due to owners and affiliates which was partly offset by cash provided by the increase in balance for the value added and withholding tax liability.

Net Cash Provided by (Used in) Investing Activities

There was no net cash used in investing activities for the three months ended September 30, 2020 compared with net cash used in investing activities of $0.1 million for equipment on vessels for the three months ended September 30, 2019.

Net Cash Provided by (Used in) Financing Activities

Net cash used in financing activities for the three months ended September 30, 2020 was $23.0 million compared with $14.3 million for the three months ended September 30, 2019.

Net cash used in financing activities for the three months ended September 30, 2020 was mainly due to the quarterly repayment of $4.8 million on the Lampung facility, the quarterly repayment of $6.4 million on the $385 million facility, our payment of cash distributions to our common unitholders of $15.0 million and our payment of cash distributions to the holders of our Series A preferred units of $3.7 million. This was partially offset by receipt of $6.6 million on the $85 million revolving credit facility and proceeds of $0.3 million for the issuance of Series A preferred units under our ATM program.

Net cash used in financing activities for the three months ended September 30, 2019 was mainly due to the quarterly repayment of $4.8 million on the Lampung facility, the quarterly repayment of $6.4 million on the $385 million facility, repayment of $34.0 million on the $85 million revolving credit facility, our payment of cash distributions to our common and subordinated unitholders of $15.0 million and our payment of cash distributions to the holders of our Series A preferred units of $3.4 million. This was partially offset by receipt of $48.3 million on the $63 million revolving credit facility under the $385 million facility and proceeds of $1.4 million for the issuance of Series A preferred units under our ATM program.

As a result of the foregoing, cash and cash equivalents and restricted cash decreased by $0.2 million for the three months ended September 30, 2020 compared to an increase of $5.0 million for the three months ended September 30, 2019.

Qualitative and Quantitative Disclosures About Market Risk

We are exposed to various market risks, including interest rate risk, foreign currency risk, credit risk and concentrations of risk.

Interest Rate Risk

The Partnership is exposed to fluctuations in cash flows from floating interest rate exposure on its long-term debt used principally to finance its vessels. Interest rate swaps are used for the management of the floating interest rate risk exposure. The interest rate swaps have the effect of converting a portion of the outstanding debt from a floating to a fixed rate over the life of the interest rate swaps. Interest rate swaps exchange a receipt of floating interest for a payment of fixed interest which reduce the exposure to interest rate variability on its outstanding floating-rate debt over the life of the interest rate swaps. As of September 30, 2020 and 2019, there were interest rate swap agreements related to the Lampung facility ("Lampung interest rate swaps") and the commercial tranche of the $385 million facility floating rate debt ("$385 million interest rate swaps") that are designated as cash flow hedges for accounting purposes.

As of September 30, 2020, the following interest rate swap agreements were outstanding:

			Fair
			value		Fixed
	Interest		carrying		interest
	rate	Notional	amount		rate
(in thousands of U.S. dollars)	index	amount	liability	Term	(1)
LIBOR-based debt
Lampung interest rate swaps (2)	LIBOR	$102,725	(6,361)	Sep 2026	2.800%
$385 million facility swaps (2)	LIBOR	$57,956	(6,025)	Jan 2026	2.941%
$385 million facility swaps (2)	LIBOR	$57,956	(5,631)	Oct 2025	2.838%
$385 million facility swaps (2)	LIBOR	$57,956	(5,548)	Jan 2026	2.735%
$385 million facility swaps (2)	LIBOR	$57,956	(5,352)	Jan 2026	2.650%
1)	Excludes the margins paid on the floating-rate debt.
2)	All interest rate swaps are U.S. dollar denominated and principal amount reduces quarterly from the effective date of the interest rate swaps.

Foreign Currency Risk

All financing, interest expenses from financing and most of our revenue and expenditures for vessel improvements are denominated in U.S. dollars. Certain operating expenses can be denominated in currencies other than U.S. dollars. For the nine months ended September 30, 2020, and 2019, no derivative financial instruments have been used to manage foreign exchange risk.

Credit Risk

Credit risk is the exposure to credit loss in the event of non-performance by the counterparties related to cash and cash equivalents, restricted cash, trade receivables, net investment in financing lease and interest rate swap agreements. In order to minimize counterparty risk, bank relationships are established with counterparties with acceptable credit ratings at the time of the transactions. Credit risk related to receivables is limited by performing ongoing credit evaluations of the customers’ financial condition. PGN guarantees PGN LNG's obligations under the PGN FSRU Lampung time charter. Höegh LNG provides a guarantee for its subsidiary’s payment obligations under the Subsequent Charter. The other time charters do not have parent company guarantees.

On January 1, 2020, the Partnership adopted the Financial Accounting Standards Board’s (“FASB”) revised guidance on Financial Instruments — Credit Losses: Measurement of Credit Losses on Financial Instruments, which replaces the incurred loss methodology with a current expected credit loss (CECL) methodology that requires consideration of a broader range of reasonable and supportable information to estimate credit losses. The new guidance is applicable to financial assets measured at amortized cost, including trade receivables, contract assets and net investment in financing leases and applied with a modified retrospective method. The Partnership recorded a net decrease to retained earnings of $0.16 million as of January 1, 2020 for the cumulative effect of adopting the new standard. The cumulative effect includes allowances for expected credit losses recognized of $0.1 million related to the net investment in financing lease and a $0.06 million related to trade receivables. The Partnership has never incurred actual credit losses related to trade receivables, contract assets or the net investment in financing lease.

For the nine months ended September 30, 2020, there was no change in the allowance for expected credit losses following the cumulative effect of adopting the new standard.

Concentration of Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of cash and cash equivalents, restricted cash, trade receivables and derivative contracts (interest rate swaps). The maximum exposure to loss due to credit risk is the book value at the balance sheet date. We do not have a policy of requiring collateral or security. Cash and cash equivalents and restricted cash are placed with qualified financial institutions. Periodic evaluations are performed of the relative credit standing of those financial institutions. In addition, exposure is limited by diversifying among counterparties. There are three charterers so there is a concentration of risk related to trade receivables. While the maximum exposure to loss due to credit risk is the book value of trade receivables at the balance sheet date, should the time charters for the PGN FSRU Lampung, or the Höegh Grace terminate prematurely, Höegh LNG terminate prematurely the Subsequent Charter for the Höegh Gallant, or the option to acquire the PGN FSRU Lampung be exercised, there could be delays in obtaining new time charters and the hire rates could be lower depending upon the prevailing market conditions.

Non-GAAP Financial Measure

Segment EBITDA. EBITDA is defined as earnings before interest, depreciation and amortization and taxes. Segment EBITDA is defined as earnings before interest, taxes, depreciation, amortization, impairment and other financial items. Other financial items consist of gain (loss) on debt extinguishment, gain (loss) on derivative instruments and other items, net (including foreign exchange gains and losses and withholding tax on interest expenses). Segment EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as the Partnership's lenders, to assess its financial and operating performance. The Partnership believes that Segment EBITDA assists its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in the industry that provide Segment EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, depreciation, amortization, impairment, taxes, and other financial items, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including Segment EBITDA as a financial and operating measure benefits investor in (a) selecting between investing in it and other investment alternatives and (b) monitoring its ongoing financial and operational strength in assessing whether to continue to hold common units or preferred units. Segment EBITDA is a non-GAAP financial measure and should not be considered an alternative to net income, operating income or any other measure of financial performance presented in accordance with U.S. GAAP. Segment EBITDA excludes some, but not all, items that affect net income, and these measures may vary among other companies. Therefore, Segment EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following tables reconcile Segment EBITDA for each of the segments and the Partnership as a whole to net income (loss), the comparable U.S. GAAP financial measure, for the periods presented:

	Nine months ended September 30, 2020
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations(1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$60,198	2,202	(17,769)	44,631			$44,631	(3)
Interest income	(197)	(52)	(273)	(522)	52	(4)	(470)
Interest expense	5,687	8,891	13,160	27,738	(8,891)	(4)	18,847
Depreciation and amortization	15,727	7,475	—	23,202	(7,475)	(5)	15,727
Other financial items (2)	1,705	7,277	275	9,257	(7,277)	(6)	1,980
Income tax (benefit) expense	4,240	—	—	4,240			4,240
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	8,839	(4)	8,839
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	7,475	(5)	7,475
Equity in earnings of JVs: Other financial items	—	—	—	—	7,277	(6)	7,277
Segment EBITDA	$87,360	25,793	(4,607)	108,546			$108,546

	Nine months ended September 30, 2019
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations(1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$52,410	(602)	(17,813)	33,995			$33,995	(3)
Interest income	(318)	(342)	(367)	(1,027)	342	(4)	(685)
Interest expense	7,569	9,371	13,372	30,312	(9,371)	(4)	20,941
Depreciation, amortization and impairment	16,197	7,532	—	23,729	(7,532)	(5)	16,197
Other financial items (2)	1,483	9,350	147	10,980	(9,350)	(6)	1,630
Income tax (benefit) expense	5,486	—	—	5,486			5,486
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	9,029	(4)	9,029
Equity in earnings of JVs: Depreciation, amortization and impairment	—	—	—	—	7,532	(5)	7,532
Equity in earnings of JVs: Other financial items (2)	—	—	—	—	9,350	(6)	9,350
Segment EBITDA	$82,827	25,309	(4,661)	103,475			$103,475

	Three months ended September 30, 2020
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations(1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$19,598	5,774	(5,897)	19,475			$19,475	(3)
Interest income	(52)	—	(83)	(135)			(135)
Interest expense	1,807	2,895	4,207	8,909	(2,895)	(4)	6,014
Depreciation and amortization	5,210	2,490	—	7,700	(2,490)	(5)	5,210
Other financial items (2)	660	(2,220)	186	(1,374)	2,220	(6)	846
Income tax (benefit) expense	1,859	—	—	1,859			1,859
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	2,895	(4)	2,895
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	2,490	(5)	2,490
Equity in earnings of JVs: Other financial items (2)	—	—	—	—	(2,220)	(6)	(2,220)
Segment EBITDA	$29,082	8,939	(1,587)	36,434			$36,434

	Three months ended September 30, 2019
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations (1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$19,305	621	(6,222)	13,704			$13,704	(3)
Interest income	(66)	(107)	(123)	(296)	107	(4)	(189)
Interest expense	2,105	3,133	4,852	10,090	(3,133)	(4)	6,957
Depreciation, amortization and impairment	5,285	2,528	—	7,813	(2,528)	(5)	5,285
Other financial items (2)	798	2,167	56	3,021	(2,167)	(6)	854
Income tax (benefit) expense	2,065	—	—	2,065			2,065
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	3,026	(4)	3,026
Equity in earnings of JVs: Depreciation, amortization and impairment	—	—	—	—	2,528	(5)	2,528
Equity in earnings of JVs: Other financial items (2)	—	—	—	—	2,167	(6)	2,167
Segment EBITDA	$29,492	8,342	(1,437)	36,397			$36,397
(1)	Eliminations reverse each of the income statement reconciling line items of the proportional amounts for Joint venture FSRUs that are reflected in the consolidated net income for the Partnership's share of the Joint venture FSRUs net income (loss) on the Equity in earnings (loss) of joint ventures line item in the consolidated income statement. Separate adjustments from the consolidated net income to Segment EBITDA for the Partnership's share of the Joint venture FSRUs are included in the reconciliation lines starting with “Equity in earnings of JVs.”
(2)	Other financial income consists of gains and losses on derivative financial instruments and other items, net including foreign exchange gains or losses and withholding tax on interest expense.
(3)	There is no adjustment between net income for Total Segment reporting and the Consolidated reporting because the net income under the proportional consolidation and equity method of accounting is the same.
(4)	Interest income and interest expense for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the interest income and interest expense in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Interest (income) expense for the Consolidated reporting.
(5)	Depreciation, amortization and impairment for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the depreciation and amortization in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Depreciation, amortization and impairment for the Consolidated reporting.
(6)	Other financial items for the Joint venture FSRUs is eliminated from the Segment reporting to agree to the Other financial items in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Other financial items for the Consolidated reporting.

FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements concerning future events and our operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe," "anticipate," "expect," "estimate," "project," "will be," "will continue," "will likely result," "plan," "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Partnership's control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•

the effects of outbreaks of pandemic or contagious diseases, including the length and severity of the recent worldwide outbreak of COVID-19, including its impact on our business liquidity, cash flows and operations as well as operations of our customers, suppliers and lenders;

•

market conditions and trends for floating storage and regasification units (“FSRUs”) and liquefied natural gas (“LNG”) carriers, including hire rates, vessel valuations, technological advancements, market preferences and factors affecting supply and demand of LNG, LNG carriers, and FSRUs;

•	our distribution policy and ability to make cash distributions on our units or any increases in the quarterly distributions on our common units;
•	restrictions in our debt agreements and pursuant to local laws on our joint ventures' and our subsidiaries' ability to make distributions;
•	our joint ventures’ ability to settle the boil-off claim;
•	the ability of Höegh LNG to meet its financial obligations to us pursuant to the Subsequent Charter, its guarantee and indemnification obligations, including in relation to the boil-off claim;
•	our ability to compete successfully for future chartering opportunities;
•	demand in the FSRU sector or the LNG shipping sector, including demand for our vessels;
•	our ability to purchase additional vessels from Höegh LNG in the future;
•	our ability to integrate and realize the anticipated benefits from acquisitions;
•	our anticipated growth strategies, including the acquisition of vessels;
•	our anticipated receipt of dividends and repayment of indebtedness from subsidiaries and joint ventures;
•	effects of volatility in global prices for crude oil and natural gas;
•	the effect of the worldwide economic environment;
•	turmoil in the global financial markets;
•	fluctuations in currencies and interest rates;
•	general market conditions, including fluctuations in hire rates and vessel values;
•	changes in our operating expenses, including drydocking, on-water class surveys, insurance costs and bunker costs;
•	our ability to comply with financing agreements and the expected effect of restrictions and covenants in such agreements;
•	the financial condition, liquidity and creditworthiness of our existing or future customers and their ability to satisfy their obligations under our contracts;
•	our ability to replace existing borrowings, make additional borrowings and to access public equity and debt capital markets;
•	planned capital expenditures and availability of capital resources to fund capital expenditures;
•	the exercise of purchase options by our customers;
•	our ability to perform under our contracts and maintain long-term relationships with our customers;

•	our ability to leverage Höegh LNG’s relationships and reputation in the shipping industry;
•	our continued ability to enter into long-term, fixed-rate charters and the hire rate thereof;
•	the operating performance of our vessels and any related claims by Total S.A. or other customers;
•	our ability to maximize the use of our vessels, including the redeployment or disposition of vessels no longer under long-term charters;
•	our ability to compete successfully for future chartering and newbuilding opportunities;
•	timely acceptance of our vessels by their charterers;
•	termination dates and extensions of charters;
•

the cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;

•

the availability and cost of low sulfur fuel oil compliant with the International Maritime Organization (“IMO”) sulfur emission limit reductions generally referred to as “IMO 2020” that took effect January 1, 2020 and, absent the installation of expensive scrubbers, reduced the maximum allowable sulfur content for fuel oil used in the marine sector, including our vessels, from 3.5% to 0.5%;

•	economic substance laws and regulations adopted or considered by various jurisdictions of formation or incorporation of us and certain of our subsidiaries;
•	availability and cost of skilled labor, vessel crews and management, including possible disruptions caused by the COVID-19 outbreak;
•	the number of offhire days and drydocking requirements, including our ability to complete scheduled drydocking on time and within budget;
•

our general and administrative expenses as a publicly traded limited partnership and our fees and expenses payable under our ship management agreements, the technical information and services agreement and the administrative services agreements;

•	the anticipated taxation of the Partnership, its subsidiaries and affiliates and distributions to its unitholders;
•	estimated future maintenance and replacement capital expenditures;
•	our ability to hire or retain key employees;
•	customers’ increasing emphasis on environmental and safety concerns;
•	potential liability from any pending or future litigation;
•	risks inherent in the operation of our vessels including potential disruption due to accidents, political events, piracy or acts by terrorists;
•	future sales of our common units, Series A preferred units and other securities in the public market;
•	our business strategy and other plans and objectives for future operations;
•	our ability to maintain effective internal control over financial reporting and effective disclosure controls and procedures; and
•

other factors listed from time to time in the reports and other documents that we file with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2019 and subsequent quarterly reports on Form 6-K.

All forward-looking statements included in this report are made only as of the date of this report. New factors emerge from time to time, and it is not possible for the Partnership to predict all of these factors. Further, the Partnership cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Partnership does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

INDEX TO THE FINANCIAL STATEMENTS

Page
Unaudited Condensed Interim Consolidated Statements of Income for the Three and Nine Months Ended September 30, 2020 and 2019	F-2
Unaudited Condensed Interim Consolidated Statements of Comprehensive Income for the Three and Nine Months Ended September 30, 2020 and 2019	F-3
Unaudited Condensed Interim Consolidated Balance Sheets as of September 30, 2020 and December 31, 2019	F-4
Unaudited Condensed Interim Consolidated Statements of Changes in Partners’ Capital for the Nine Months Ended September 30, 2020 and the Year Ended December 31, 2019	F-6
Unaudited Condensed Interim Consolidated Statements of Cash Flows for the Three and Nine Months Ended September 30, 2020 and 2019	F-7
Notes to Unaudited Condensed Interim Consolidated Financial Statements	F-9

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED

STATEMENTS OF INCOME

(in thousands of U.S. dollars, except per unit amounts)

		Three months ended		Nine months ended
		September 30,		September 30,
	Notes	2020	2019	2020	2019
REVENUES
Time charter revenues	3,4	$35,913	$36,982	$107,036	$106,834
Other revenue	3,4	—	—	—	64
Total revenues	11	35,913	36,982	107,036	106,898
OPERATING EXPENSES
Vessel operating expenses		(5,963)	(6,699)	(17,246)	(21,656)
Administrative expenses		(2,455)	(2,228)	(7,037)	(7,076)
Depreciation and amortization		(5,210)	(5,285)	(15,727)	(16,197)
Total operating expenses	11	(13,628)	(14,212)	(40,010)	(44,929)
Equity in earnings (losses) of joint ventures	3,7	5,774	621	2,202	(602)
Operating income (loss)	3	28,059	23,391	69,228	61,367
FINANCIAL INCOME (EXPENSE), NET
Interest income	11	135	189	470	685
Interest expense	11,13	(6,014)	(6,957)	(18,847)	(20,941)
Gain (loss) on debt extinguishment		—	—	—	1,030
Other items, net		(846)	(854)	(1,980)	(2,660)
Total financial income (expense), net	5	(6,725)	(7,622)	(20,357)	(21,886)
Income (loss) before tax		21,334	15,769	48,871	39,481
Income tax expense	6	(1,859)	(2,065)	(4,240)	(5,486)
Net income (loss)	3	$19,475	$13,704	$44,631	$33,995
Preferred unitholders’ interest in net income		3,681	3,482	11,017	10,224
Limited partners’ interest in net income (loss)		$15,794	$10,222	$33,614	$23,771

Basic Earnings per Unit
Common unit public	18	$0.46	$0.30	$0.97	$0.68
Common unit Höegh LNG	18	$0.49	$0.57	$1.05	$1.36
Subordinated unit Höegh LNG	18	$—	$—	$—	$0.52

Diluted earnings per Unit
Common unit public	18	$0.46	$0.29	$0.97	$0.68
Common unit Höegh LNG	18	$0.49	$0.57	$1.05	$1.36
Subordinated unit Höegh LNG	18	$—	$—	$—	$0.52

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED

STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of U.S. dollars)

		Three months ended		Nine months ended
		September 30,		September 30,
	Notes	2020	2019	2020	2019
Net income (loss)		$19,475	$13,704	$44,631	$33,995
Unrealized gains (losses) on cash flow hedge	13	1,967	(2,885)	(13,847)	(15,819)
Income tax benefit (expense)	13	(61)	(60)	(190)	(177)
Other comprehensive income (loss)		1,906	(2,945)	(14,037)	(15,996)
Comprehensive income (loss)		$21,381	$10,759	$30,594	$17,999
Preferred unitholders’ interest in net income		3,681	3,482	11,017	10,224
Limited partners’ interest in comprehensive income (loss)		$17,700	$7,277	$19,577	$7,775

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED

BALANCE SHEETS

(in thousands of U.S. dollars)

		As of
		September 30,	December 31,
	Notes	2020	2019
ASSETS
Current assets
Cash and cash equivalents	12	$25,048	$39,126
Restricted cash	12	6,524	8,066
Trade receivables	4,12	4,522	735
Amounts due from affiliates	4,11,12	3,658	4,296
Inventory		—	463
Current portion of net investment in financing lease	4	4,861	4,551
Prepaid expenses and other receivables		3,133	2,534
Total current assets		47,746	59,771
Long-term assets
Restricted cash	12	12,210	12,627
Accumulated earnings of joint ventures	7	5,472	3,270
Advances to joint ventures	8,12	4,069	3,831
Vessels, net of accumulated depreciation		624,825	640,431
Other equipment		83	256
Intangibles and goodwill		14,750	17,108
Net investment in financing lease	4	270,572	274,353
Long-term deferred tax asset	6	253	217
Other long-term assets		848	936
Total long-term assets		933,082	953,029
Total assets		$980,828	$1,012,800

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED

BALANCE SHEETS

(in thousands of U.S. dollars)

		As of
		September 30,	December 31,
	Notes	2020	2019
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	9,12	$44,660	$44,660
Trade payables		269	533
Amounts due to owners and affiliates	11,12	2,427	2,513
Value added and withholding tax liability		782	1,476
Derivative instruments	12,13	7,204	2,907
Accrued liabilities and other payables	10	8,119	11,164
Total current liabilities		63,461	63,253
Long-term liabilities
Long-term debt	9,12	380,544	412,301
Revolving credit facility due to owners and affiliates	11,12	11,292	8,792
Derivative instruments	12,13	21,713	12,028
Long-term tax liability	6	2,572	2,283
Long-term deferred tax liability	6	14,127	12,549
Other long-term liabilities		53	84
Total long-term liabilities		430,301	448,037
Total liabilities		493,762	511,290
EQUITY
8.75% Series A preferred units
6,719,382 units issued and outstanding at September 30, 2020 and 6,625,590 units issued and outstanding at December 31, 2019	16,17	166,887	164,482
Common units public
18,040,432 units issued and outstanding at September 30, 2020 and 18,028,786 units issued and outstanding at December 31, 2019	16,17	308,971	315,176
Common units Höegh LNG
15,257,498 units issued and outstanding at September 30, 2020 and December 31, 2019	17	43,188	39,795
Accumulated other comprehensive income (loss)		(31,980)	(17,943)
Total partners’ capital		487,066	501,510
Total equity		487,066	501,510
Total liabilities and equity		$980,828	$1,012,800

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED

STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

(in thousands of U.S. dollars)

	Partners’ Capital
	8.75%		Common		Accumulated
	Series A	Common	Units		Other
	Preferred	Units	Höegh	Subordinated	Comprehensive	Total
	Units	Public	LNG	Units	Income	Equity
Consolidated balance as of December 31, 2018	$151,259	325,250	6,844	42,421	(5,337)	$520,437
Net income	13,850	20,186	12,973	5,732	—	52,741
Cash distributions to unitholders	(13,692)	(31,663)	(10,051)	(18,398)	—	(73,804)
Refund of indemnification received from Höegh LNG	—	—	(9)	(55)	—	(64)
Conversion of subordinated units to common units	—	—	29,837	(29,837)	—	—
Other comprehensive income	—	—	—	—	(12,606)	(12,606)
Net proceeds from issuance of common units	—	1,029	—	—	—	1,029
Net proceeds from issuance of Series A preferred units	13,065	—	—	—	—	13,065
Issuance of units for Board of Directors' fees	—	194	—	—	—	194
Other and contributions from owners	—	180	201	137	—	518
Consolidated balance as of December 31, 2019	$164,482	315,176	39,795	—	(17,943)	$501,510
Net income	11,017	17,559	16,055	—	—	44,631
Cash distributions to unitholders	(11,005)	(23,798)	(21,338)	—	—	(56,141)
Cumulative change in accounting principle (Note 2)	—	(84)	(72)	—	—	(156)
Other comprehensive income	—	—	—	—	(14,037)	(14,037)
Net proceeds from issuance of Series A preferred units	2,393	—	—	—	—	2,393
Issuance of units for Board of Directors' fees	—	128	—	—	—	128
Contributions from Höegh LNG	—	—	8,600	—	—	8,600
Other and contributions from owners	—	(10)	148	—	—	138
Consolidated balance as of September 30, 2020	$166,887	308,971	43,188	—	(31,980)	$487,066

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED

STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2020	2019	2020	2019
OPERATING ACTIVITIES
Net income (loss)	$19,475	$13,704	$44,631	$33,995
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	5,210	5,285	15,727	16,197
Equity in losses (earnings) of joint ventures	(5,774)	(621)	(2,202)	602
Changes in accrued interest income on advances to joint ventures	(82)	(76)	(239)	(219)
Amortization of deferred debt issuance cost and fair value of debt assumed	567	631	1,737	1,746
Amortization in revenue for above market contract and extension	694	916	2,358	2,716
Expenditure for drydocking	—	(284)	—	(3,146)
(Gain) loss on debt extinguishment	—	—	—	(1,030)
Changes in accrued interest expense	(147)	54	(289)	2,232
Receipts from repayment of principal on financing lease	1,150	1,053	3,376	3,092
Unrealized foreign exchange losses (gains)	90	55	22	105
Gain (loss) on the settlement of the derivatives	—	—	—	(199)
Proceeds from settlement of derivatives	—	—	—	1,398
Unrealized loss (gain) on derivative instruments	24	14	136	21
Non-cash revenue: tax paid directly by charterer	(215)	(214)	(638)	(636)
Non-cash income tax expense: tax paid directly by charterer	215	214	638	636
Deferred tax expense and provision for tax uncertainty	809	932	1,643	2,904
Issuance of units for Board of Directors’ fees	128	39	128	194
Other adjustments	(85)	167	135	431
Changes in working capital:
Trade receivables	(261)	(3)	(3,944)	(3,212)
Inventory	—	(2)	463	183
Prepaid expenses and other receivables	174	(753)	(565)	(1,376)
Trade payables	(136)	87	(277)	39
Amounts due to owners and affiliates	843	(2,678)	552	559
Value added and withholding tax liability	(250)	1,002	(1,109)	2,845
Accrued liabilities and other payables	379	(91)	(2,139)	(1,065)
Net cash provided by (used in) operating activities	$22,808	$19,431	$60,144	$59,012

INVESTING ACTIVITIES
Expenditure for vessel and other equipment	—	(129)	(8)	(269)
Net cash provided by (used in) investing activities	$—	$(129)	$(8)	$(269)

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED

STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2020	2019	2020	2019
FINANCING ACTIVITIES
Proceeds from long-term debt	$—	$48,300	$—	$368,300
Proceeds from revolving credit facility due to owners and affiliates	6,600	—	11,100	3,500
Repayment of long-term debt	(11,165)	(11,165)	(33,495)	(331,251)
Payment of debt issuance costs	—	—	—	(5,797)
Repayment of revolving credit facility due to owners and affiliates	—	(34,000)	—	(34,000)
Repayment of customer loan for funding of value added liability on import	—	(438)	—	(438)
Net proceeds from issuance of common units	—	—	—	1,029
Net proceeds from issuance of 8.75% Series A preferred units	268	1,403	2,393	2,719
Cash distributions to limited partners and preferred unitholders	(18,713)	(18,417)	(56,141)	(55,183)
Repayment of indemnifications received from Höegh LNG	—	—	—	(64)
Net cash provided by (used in) financing activities	(23,010)	(14,317)	(76,143)	(51,185)

Increase (decrease) in cash, cash equivalents and restricted cash	(202)	4,985	(16,007)	7,558
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(29)	(52)	(30)	(44)
Cash, cash equivalents and restricted cash, beginning of period	44,013	48,035	59,819	45,454
Cash, cash equivalents and restricted cash, end of period	$43,782	$52,968	$43,782	$52,968

Cash, cash equivalents and restricted cash; beginning of period:

	As of
	December 31,
	2019	2018
Cash and cash equivalents	$39,126	$26,326
Restricted cash - current asset	8,066	6,003
Restricted cash - non-current asset	12,627	13,125
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$59,819	$45,454

Cash, cash equivalents and restricted cash; end of period:

	As of
	September 30,
	2020	2019
Cash and cash equivalents	$25,048	$32,206
Restricted cash - current asset	6,524	8,022
Restricted cash - non-current asset	12,210	12,740
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$43,782	$52,968

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

l1. Description of business

Höegh LNG Partners LP (the “Partnership”) is a publicly traded Marshall Islands limited partnership initially formed for the purpose of acquiring from Höegh LNG Holdings Ltd. (“Höegh LNG”) its interests in Hoegh LNG Lampung Pte. Ltd., PT Hoegh LNG Lampung (the owner of the PGN FSRU Lampung), SRV Joint Gas Ltd. (the owner of the Neptune), and SRV Joint Gas Two Ltd. (the owner of the Cape Ann) in connection with the Partnership’s initial public offering of its common units (the “IPO”) in August 2014. As of September 30, 2020, the Partnership has a fleet of five floating storage regasification units (“FSRUs”).

The interests in SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., collectively, are referred to as the “joint ventures” and the remaining entities owned by the Partnership, as reflected in the table below are, collectively, referred to as the “subsidiaries” in these consolidated financial statements. The PGN FSRU Lampung, the Höegh Gallant, the Höegh Grace, the Neptune and the Cape Ann are FSRUs and, collectively, referred to in these consolidated financial statements as the vessels or the “FSRUs.” The Tower Yoke Mooring System (the “Mooring”) is an offshore installation that is used to moor the PGN FSRU Lampung to offload the gas into an offshore pipe that transports the gas to a land terminal. PT Hoegh LNG Lampung, Hoegh LNG Cyprus Limited, the owner of the Höegh Gallant, Höegh LNG FSRU IV Ltd., the owner of the Höegh Grace, and the two joint ventures, SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., are collectively referred to as the “FSRU-owning entities.”

The Neptune and the Cape Ann operate under long-term time charters with expiration dates in 2029 and 2030, respectively, and, in each case, with an option for the charterer, Global LNG Supply SA, as novated to Total Gas & Power Ltd. in February 2020, both subsidiaries of Total S.A. (“Total”), to extend for up to one additional period of ten years or two additional periods of five years each. The PGN FSRU Lampung operates under a long-term time charter which started in July 2014 with an expiration date in 2034, with an option for the charterer to extend for up to two additional periods of five years each, and uses the Mooring that was constructed, installed and sold to the charterer, PT PGN LNG Indonesia (“PGN LNG”), a subsidiary of PT Perusahaan Gas Negara (Persero) Tbk (“PGN”), a subsidiary of PT Pertamina, a government-controlled, Indonesian oil and gas producer, natural gas transportation and distribution company. The Höegh Gallant operated under a long-term time charter which started in April 2015 and expired in April 2020 with Hoegh LNG Egypt LLC (“EgyptCo”), a subsidiary of Höegh LNG. On February 27, 2020, the Partnership exercised its right pursuant to an option agreement to cause Höegh LNG or its subsidiary to charter the Höegh Gallant from the expiration of the EgyptCo charter until July 2025. On April 30, 2020, the Partnership entered a lease and maintenance agreement with another subsidiary of Höegh LNG for the time charter of the Höegh Gallant (the “Subsequent Charter”). The Subsequent Charter commenced on May 1, 2020 and expires July 31, 2025. The Höegh Grace operates under a long-term time charter which started in December 2016 with Sociedad Portuaria El Cayao S.A. E.S.P. ("SPEC"). SPEC is owned 51% by Promigas S.A. ESP, a Colombian company focused on the transportation and distribution of natural gas, and 49% by private equity investors. The non-cancellable charter period of 10 years ends in December 2026. The initial term of the charter is 20 years. However, each party has an unconditional option to cancel the charter after 10 and 15 years without penalty. However, if SPEC waives its right to terminate in year 10 within a certain deadline, the Partnership will not be able to exercise its right to terminate in year 10.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The following table lists the entities included in these consolidated financial statements and their purpose as of September 30, 2020.

Jurisdiction of
Incorporation
Name	or Registration	Purpose
Höegh LNG Partners LP	Marshall Islands	Holding Company
Höegh LNG Partners Operating LLC (100% owned) (3)	Marshall Islands	Holding Company
Hoegh LNG Services Ltd (100% owned)	United Kingdom	Administration Services Company
Hoegh LNG Lampung Pte. Ltd. (100% owned)	Singapore	Owns 49% of PT Hoegh LNG Lampung
PT Hoegh LNG Lampung (49% owned) (1)	Indonesia	Owns PGN FSRU Lampung
SRV Joint Gas Ltd. (50% owned) (2)	Cayman Islands	Owns Neptune
SRV Joint Gas Two Ltd. (50% owned) (2)	Cayman Islands	Owns Cape Ann
Hoegh LNG Cyprus Limited (100% owned)	Cyprus	Owns Höegh Gallant
Hoegh LNG Cyprus Limited Egypt Branch (100% owned)	Egypt	Branch of Hoegh LNG Cyprus Limited
Höegh LNG Colombia Holding Ltd. (100% owned)	Cayman Islands	Owns 100% of Höegh LNG FSRU IV Ltd. and Höegh LNG Colombia S.A.S.
Höegh LNG FSRU IV Ltd. (100% owned)	Cayman Islands	Owns Höegh Grace
Höegh LNG Colombia S.A.S. (100% owned)	Colombia	Operating Company
(1)	PT Hoegh LNG Lampung is a variable interest entity, which is controlled by Hoegh LNG Lampung Pte. Ltd. and is, therefore, 100% consolidated in the consolidated financial statements.
(2)	The remaining 50% interest in each joint venture is owned by Mitsui O.S.K. Lines, Ltd. and Tokyo LNG Tanker Co.
(3)	On January 31, 2019, Höegh LNG FSRU III Ltd. transferred its ownership in Hoegh LNG Cyprus Limited to Höegh LNG Partners Operating LLC. Höegh LNG FSRU III Ltd. was formally dissolved on May 4, 2020.

2. Significant accounting policies

Basis of presentation

The accompanying unaudited condensed interim consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (“US GAAP”) for interim financial information. In the opinion of Management, all adjustments considered necessary for a fair presentation, which are of a normal recurring nature, have been included. All inter-company balances and transactions are eliminated. The footnotes are condensed and do not include all the disclosures required for a complete set of financial statements. Therefore, the unaudited condensed interim consolidated financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2019, included in the Partnership’s Annual Report on Form 20-F (the “Annual Report”).

It has been determined that PT Hoegh LNG Lampung, Hoegh LNG Cyprus Limited, Höegh LNG Colombia Holding Ltd., SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd. are variable interest entities. A variable interest entity (“VIE”) is defined by US GAAP as a legal entity where either (a) the voting rights of some investors are not proportional to their rights to receive the expected residual returns of the entity, their obligations to absorb the expected losses of the entity, or both, and substantially all of the entity's activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity's residual risks and rewards. The guidance requires a VIE to be consolidated if any of its interest holders are entitled to a majority of the entity's residual returns or are exposed to a majority of its expected losses.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Based upon the criteria set forth in US GAAP, the Partnership has determined that PT Hoegh LNG Lampung is a VIE, as the equity holders, through their equity investments, may not participate fully in the entity's expected residual returns and substantially all of the entity's activities either involve, or are conducted on behalf of, the Partnership. The Partnership is the primary beneficiary, as it has the power to make key operating decisions considered to be most significant to the VIE and receives all the expected benefits or expected losses. Therefore, 100% of the assets, liabilities, revenues and expenses of PT Hoegh LNG Lampung are included in the consolidated financial statements. Dividends may only be paid if the retained earnings are positive and a statutory reserve has been established equal to 20% of its paid-up capital under Indonesian law. As of September 30, 2020, PT Hoegh LNG Lampung is in the process of establishing the required statutory reserves and therefore is currently unable to make dividend payments under Indonesia law. Under the Lampung facility, there are limitations on cash dividends and loan distributions that can be made to the Partnership. Refer to note 9.

The Partnership has also determined that Hoegh LNG Cyprus Limited is a VIE, as the equity investment does not provide sufficient equity to permit the entity to finance its activities without intercompany loans. The Partnership is the primary beneficiary, as it has the power to make key operating decisions considered to be most significant to the VIE and receives all the expected benefits or expected losses. Therefore, 100% of the assets, liabilities, revenues and expenses of Hoegh LNG Cyprus Limited are included in the consolidated financial statements. Under Cyprus law, dividends may only be distributed out of profits and not from the share capital of the company.

The Partnership has determined that Höegh LNG Colombia Holding Ltd. is a VIE since the entity would not be able to finance its activities without intercompany loans to its subsidiary to finance the Höegh Grace. The Partnership is the primary beneficiary, as it has the power to make key operating decisions considered to be most significant to the VIE and receives the majority of the expected benefits or expected losses. Therefore, 100% of the assets, liabilities, revenues and expenses of Höegh LNG Colombia Holding Ltd., and subsidiaries, are included in the consolidated financial statements. Under Cayman Islands law, dividends may only be paid out of profits or capital reserves if the entity is solvent after the distributions.

Dividends and other distributions from Hoegh LNG Cyprus Limited, Höegh LNG Colombia Holding Ltd. and Höegh LNG FSRU IV Ltd. may only be distributed if after the dividend payment, the Partnership would remain in compliance with the financial covenants under the $385 million facility. Refer to note 9.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

In addition, the Partnership has determined that the two joint ventures, SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., are VIEs since each entity did not have a sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support. The entities have been financed with third party debt and subordinated shareholders loans. The Partnership is not the primary beneficiary, as the Partnership cannot make key operating decisions considered to be most significant to the VIEs but has joint control with the other equity holders. Therefore, the joint ventures are accounted for under the equity method of accounting as the Partnership has significant influence. The Partnership's carrying value is recorded in advances to joint ventures and accumulated earnings (losses) of joint ventures in the consolidated balance sheets. For SRV Joint Gas Ltd., the Partnership had a receivable for the advances of $3.2 million and $3.0 million, respectively, as of September 30, 2020 and December 31, 2019. The Partnership’s accumulated earnings, or its share of net assets, was $3.3 million and $2.6 million, respectively, as of September 30, 2020 and December 31, 2019. The Partnership's carrying value for SRV Joint Gas Two Ltd. consists of a receivable for the advances of $0.9 million and $0.8 million, respectively, as of September 30, 2020 and December 31, 2019. The Partnership’s accumulated earnings, or its share of net assets, was $2.2 million and $0.7 million, respectively, as of September 30, 2020 and December 31, 2019. The major reason that the Partnership had low accumulated earnings in the joint ventures as of December 31, 2019 and the major reason that the Partnership historically has had accumulated losses in the joint ventures, or net liabilities, is due to the fair value adjustments for the interest rate swaps recorded as liabilities on the combined balance sheets of SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd. and eliminations for consolidation to the balance sheet. The maximum exposure to loss is the carrying value of the receivables, which is subordinated to the joint ventures’ long-term bank debt, the investments in the joint ventures (accumulated earnings or losses), as the shares are pledged as security for the joint ventures’ long-term bank debt, and Höegh LNG’s commitment under long-term bank loan agreements to fund its share of drydocking costs and remarketing efforts in the event of an early termination of the charters. If the charters terminate for any reason that does not result in a termination fee, the joint ventures’ long-term bank debt would be subject to mandatory repayment. Dividend distributions require a) agreement of the other joint venture owners; b) fulfilment of requirements of the long-term bank loans; c) and under Cayman Islands law may be paid out of profits or capital reserves subject to the joint venture being solvent after the distribution. Refer to notes 7 and 8 for additional discussion on dividend distributions.

Significant accounting policies

The accounting policies used in the preparation of the unaudited condensed interim consolidated financial statements are consistent with those applied in the audited financial statements for the year ended December 31, 2019 included in the Partnership’s Annual Report, except as described below.

Changes to the accounting policies as a result of adopting revised guidance for expected credit losses is as follows:

Allowance for expected credit losses: Trade receivables, contract assets and the net investment in a financing lease is initially recorded including the current expected credit loss of the asset over the life of the contract. The allowance for expected credit losses is a valuation account that is deducted from the amortized cost of the asset to present the net amount expected to be collected. Each period the allowance for expected credit losses is adjusted through earnings to reflect the revised expected credit losses over the remaining lives of the assets. Receivable amounts are written off against the allowance when the asset is confirmed uncollectible. Expected credit losses are estimated using historical credit loss experience, relevant available information, from internal and external sources, relating to current conditions and reasonable and supportable forecasts of economic conditions impacting the collectability of the assets.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Recently adopted accounting pronouncements

On January 1, 2020, the Partnership adopted the Financial Accounting Standards Board's ("FASB") revised guidance on Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments, which replaces the incurred loss methodology with a current expected credit loss (CECL) methodology that requires consideration of a broader range of reasonable and supportable information to estimate credit losses. The new guidance is applicable to financial assets measured at amortized cost, including trade receivables, contract assets and net investment in financing leases and applied with a modified retrospective method. The Partnership recorded a net decrease to retained earnings of $0.16 million as of January 1, 2020 for the cumulative effect of adopting the new standard. The cumulative effect includes allowances for expected credit losses recognized of $0.1 million related to the net investment in financing lease and a $0.06 million related to trade receivables. Refer to note 4.

For the nine months ended September 30, 2020, there was no change in the allowance for expected credit losses following the cumulative effect of adopting the new standard.

On January 1, 2020, the Partnership adopted FASB's revised guidance for Intangibles - Goodwill and Other: Simplifying the test for Goodwill Impairment, which simplifies the accounting for goodwill impairments by eliminating step 2 from the goodwill impairment test. Instead, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. The adoption of the standard did not have an impact on the consolidated financial statements.

Recently issued accounting pronouncements

In December 2019, FASB issued revised guidance for Income Taxes - Simplifying the Accounting for Income Taxes. The revised guidance eliminates certain exceptions to the guidance related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. The new guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within those years. Early adoption is permitted. The Partnership is evaluating the impact of this revised guidance on its consolidated financial statements and related disclosures. The Partnership expects to implement the revised guidance on January 1, 2021.

In March 2020, FASB issued final guidance for Reference Rate Reform to provide temporary optional expedients and exceptions to the guidance in US GAAP on contract modifications and hedge accounting to ease the financial reporting burdens related to the expected market transition from the London Interbank Offered Rate (LIBOR) and other interbank offered rates to alternative reference rates. For all types of hedging relationships, the guidance allows an entity to change the reference rate and other critical terms related to reference rate reform without having to dedesignate the relationship. The guidance is effective upon issuance through December 31, 2022. The Partnership is evaluating the impact of this revised guidance on its consolidated financial statements for the expected transitions from LIBOR to alternative reference rates.

Other recently issued accounting pronouncements are not expected to materially impact the Partnership.

3. Segment information

There are two operating segments. The segment profit measure is Segment EBITDA, which is defined as earnings before interest, taxes, depreciation, amortization and impairment, and other financial items (gain (loss) on debt extinguishment, gain (loss) on derivative instruments and other items, net). Segment EBITDA is reconciled to operating income and net income in the segment presentation below. The two segments are “Majority held FSRUs” and “Joint venture FSRUs.” In addition, unallocated corporate costs, interest income from advances to joint ventures and interest expense related to the outstanding balances on the $85 million revolving credit facility and the $385 million facility is included in “Other.”

For the three and nine months ended September 30, 2020 and 2019, Majority held FSRUs includes the financing lease related to the PGN FSRU Lampung and the operating leases related to the Höegh Gallant and the Höegh Grace.

For the three and nine months ended September 30, 2020 and 2019, Joint venture FSRUs include two 50% owned FSRUs, the Neptune and the Cape Ann, that operate under long term time charters with one charterer.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The accounting policies applied to the segments are the same as those applied in the consolidated financial statements, except that i) Joint venture FSRUs are presented under the proportional consolidation method for the segment note and under equity accounting for the consolidated financial statements and ii) internal interest income and interest expense between the Partnership's subsidiaries that eliminate in consolidation are not included in the segment columns for the other financial income (expense), net line. Under the proportional consolidation method, 50% of the Joint venture FSRUs’ revenues, expenses and assets are reflected in the segment note. Management monitors the results of operations of joint ventures under the proportional consolidation method and not the equity method of accounting.

In time charters, the charterer, not the Partnership, controls the choice of locations or routes the FSRUs serve. Accordingly, the presentation of information by geographical region is not meaningful. The following tables include the results for the segments for the three and nine months ended September 30, 2020 and 2019.

	Three months ended September 30, 2020
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations		Reporting
Time charter revenues	$35,913	10,896	—	46,809	(10,896)	(1)	$35,913
Total revenues	35,913	10,896	—	46,809			35,913
Operating expenses	(6,831)	(1,957)	(1,587)	(10,375)	1,957	(1)	(8,418)
Equity in earnings (losses) of joint ventures	—	—	—	—	5,774	(1)	5,774
Segment EBITDA	29,082	8,939	(1,587)	36,434
Depreciation, amortization and impairment	(5,210)	(2,490)	—	(7,700)	2,490	(1)	(5,210)
Operating income (loss)	23,872	6,449	(1,587)	28,734			28,059
Gain (loss) on derivative instruments	—	2,226	—	2,226	(2,226)	(1)	—
Other financial income (expense), net	(2,415)	(2,901)	(4,310)	(9,626)	2,901	(1)	(6,725)
Income (loss) before tax	21,457	5,774	(5,897)	21,334			21,334
Income tax benefit (expense)	(1,859)	—	—	(1,859)			(1,859)
Net income (loss)	$19,598	5,774	(5,897)	19,475	—		$19,475
Preferred unitholders’ interest in net income	—	—	—	—	3,681	(2)	3,681
Limited partners’ interest in net income (loss)	$19,598	5,774	(5,897)	19,475	(3,681)	(2)	$15,794
(1)	Eliminations reverse each of the income statement line items of the proportional amounts for Joint venture FSRUs and record the Partnership's share of the Joint venture FSRUs net income (loss) to Equity in earnings (losses) of joint ventures.
(2)	Allocates the preferred unitholders’ interest in net income to the preferred unitholders.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	Three months ended September 30, 2019
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations		Reporting
Time charter revenues	$36,982	10,820	—	47,802	(10,820)	(1)	$36,982
Total revenues	36,982	10,820	—	47,802			36,982
Operating expenses	(7,490)	(2,478)	(1,437)	(11,405)	2,478	(1)	(8,927)
Equity in earnings (losses) of joint ventures	—	—	—	—	621	(1)	621
Segment EBITDA	29,492	8,342	(1,437)	36,397
Depreciation, amortization and impairment	(5,285)	(2,528)	—	(7,813)	2,528	(1)	(5,285)
Operating income (loss)	24,207	5,814	(1,437)	28,584			23,391
Gain (loss) on derivative instruments	—	(2,165)	—	(2,165)	2,165	(1)	—
Other financial income (expense), net	(2,837)	(3,028)	(4,785)	(10,650)	3,028	(1)	(7,622)
Income (loss) before tax	21,370	621	(6,222)	15,769			15,769
Income tax expense	(2,065)	—	—	(2,065)			(2,065)
Net income (loss)	$19,305	621	(6,222)	13,704	—		$13,704
Preferred unitholders’ interest in net income	—	—	—	—	3,482	(2)	3,482
Limited partners' interest in net income (loss)	$19,305	621	(6,222)	13,704	(3,482)	(2)	$10,222
(1)

Eliminations reverse each of the income statement line items of the proportional amounts for Joint venture FSRUs and record the Partnership's share of the Joint venture FSRUs net income (loss) to Equity in earnings (loss) of joint ventures.

(2)	Allocates the preferred unitholders' interest in net income to the preferred unitholders.

	Nine months ended September 30, 2020
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations		Reporting
Time charter revenues	$107,036	33,561	—	140,597	(33,561)	(1)	$107,036
Total revenues	107,036	33,561	—	140,597			107,036
Operating expenses	(19,676)	(7,768)	(4,607)	(32,051)	7,768	(1)	(24,283)
Equity in earnings (losses) of joint ventures	—	—	—	—	2,202	(1)	2,202
Segment EBITDA	87,360	25,793	(4,607)	108,546
Depreciation, amortization and impairment	(15,727)	(7,475)	—	(23,202)	7,475	(1)	(15,727)
Operating income (loss)	71,633	18,318	(4,607)	85,344			69,228
Gain (loss) on derivative instruments	—	(7,264)	—	(7,264)	7,264	(1)	—
Other financial income (expense), net	(7,195)	(8,852)	(13,162)	(29,209)	8,852	(1)	(20,357)
Income (loss) before tax	64,438	2,202	(17,769)	48,871			48,871
Income tax expense	(4,240)	—	—	(4,240)			(4,240)
Net income (loss)	$60,198	2,202	(17,769)	44,631	—		$44,631
Preferred unitholders’ interest in net income	—	—	—	—	11,017	(2)	11,017
Limited partners' interest in net income (loss)	$60,198	2,202	(17,769)	44,631	(11,017)	(2)	$33,614
(1)	Eliminations reverse each of the income statement line items of the proportional amounts for Joint venture FSRUs and record the Partnership's share of the Joint venture FSRUs net income (loss) to Equity in earnings (loss) of joint ventures.
(2)	Allocates the preferred unitholders’ interest in net income to the preferred unitholders.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	As of September 30, 2020
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	Reporting	ations		Reporting
Vessels, net of accumulated depreciation	$624,825	244,715	—	869,540	(244,715)	(1)	$624,825
Net investment in financing lease	275,433	—	—	275,433	—		275,433
Goodwill	251	—	—	251	—		251
Advances to joint ventures	—	—	4,069	4,069	—		4,069
Total assets	971,156	272,084	9,672	1,252,912	(272,084)	(1)	980,828
Accumulated earnings of joint ventures	—	—	50	50	5,422	(1)	5,472
Expenditures for vessels & equipment	8	73	—	81	(73)	(2)	8
Expenditures for drydocking	—	2	—	2	(2)	(2)	—
Principal repayment financing lease	3,376	—	—	3,376	—		3,376
Amortization of above market & contract extension	$2,358	—	—	2,358	—		$2,358
(1)

Eliminates the proportional share of the Joint venture FSRUs' Vessels, net of accumulated depreciation, and Total assets and reflects the Partnership's share of net assets (assets less liabilities) of the Joint venture FSRUs as Accumulated earnings of joint ventures.

(2)	Eliminates the Joint venture FSRUs' Expenditures for vessels & equipment and drydocking to reflect the consolidated expenditures of the Partnership to reflect the Partnership's consolidated assets.

	Nine months ended September 30, 2019
			Joint venture
	Majority		FSRUs		Total
	held		(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs		consolidation)	Other	reporting	ations		Reporting
Time charter revenues	$106,834		31,901	—	138,735	(31,901)	(1)	$106,834
Other revenue	64	(3)	—	—	64			64
Total revenues	106,898		31,901	—	138,799			106,898
Operating expenses	(24,071)		(6,592)	(4,661)	(35,324)	6,592	(1)	(28,732)
Equity in earnings (losses) of joint ventures	—		—	—	—	(602)	(1)	(602)
Segment EBITDA	82,827		25,309	(4,661)	103,475
Depreciation, amortization and impairment	(16,197)		(7,532)	—	(23,729)	7,532	(1)	(16,197)
Operating income (loss)	66,630		17,777	(4,661)	79,746			61,367
Gain (loss) on debt extinguishment	1,030		—	—	1,030			1,030
Gain (loss) on derivative instruments	—		(9,354)	—	(9,354)	9,354	(1)	—
Other financial income (expense), net	(9,764)		(9,025)	(13,152)	(31,941)	9,025	(1)	(22,916)
Income (loss) before tax	57,896		(602)	(17,813)	39,481			39,481
Income tax expense	(5,486)		—	—	(5,486)			(5,486)
Net income (loss)	$52,410		(602)	(17,813)	33,995	—		$33,995
Preferred unitholders’ interest in net income	—		—	—	—	10,224	(2)	10,224
Limited partners’ interest in net income (loss)	$52,410		(602)	(17,813)	33,995	(10,224)	(2)	$23,771
(1)	Eliminations reverse each of the income statement line items of the proportional amounts for Joint venture FSRUs and record the Partnership's share of the Joint venture FSRUs net income (loss) to Equity in earnings (loss) of joint ventures.
(2)	Allocates the preferred unitholders' interest in net income to the preferred unitholders.
(3)	Other revenue consists of insurance proceeds received for claims related to repairs under the Mooring warranty. The Partnership was indemnified by Höegh LNG for the cost of the repairs related to the Mooring, subject to repayment to the extent recovered from insurance proceeds. The amount was refunded to Höegh LNG during the second quarter of 2019. Refer to note 14.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	As of December 31, 2019
		Joint venture
	Majority	FSRUs		Total
	Held	(proportional		Segment			Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations		Reporting
Vessels, net of accumulated depreciation	$640,431	252,789	—	893,220	(252,789)	(1)	$640,431
Net investment in financing lease	278,904	—	—	278,904	—		278,904
Goodwill	251	—	—	251	—		251
Advances to joint ventures	—	—	3,831	3,831	—		3,831
Total assets	996,201	284,174	16,599	1,296,974	(284,174)	(1)	1,012,800
Accumulated earnings of joint ventures	—	—	50	50	3,220	(1)	3,270
Expenditures for vessels & equipment	211	195	—	406	(195)	(2)	211
Expenditures for drydocking	3,107	913	—	4,020	(913)	(2)	3,107
Impairment/retirement of equipment	—	(75)	—	(75)	75	(2)	—
Principal repayment financing lease	4,168	—	—	4,168	—		4,168
Amortization of above market contract	$3,631	—	—	3,631	—		$3,631
(1)	Eliminates the proportional share of the Joint venture FSRUs’ Vessels, net of accumulated depreciation, and Total assets and reflects the Partnership’s share of net assets (assets less liabilities) of the Joint venture FSRUs as Accumulated earnings of joint ventures.
(2)	Eliminates (a) the Joint venture FSRUs’ Expenditures for vessels & equipment and drydocking to reflect the consolidated expenditures of the Partnership and (b) impairment/retirement of equipment to reflect the Partnership's consolidated assets.

4. Time charter revenues and related contract balances

The Partnership presents its revenue by segment, disaggregated by revenue recognized in accordance with accounting standards on leasing and on revenue from contracts with customers for time charter services. In addition, material elements where the nature, amount, timing and uncertainty of revenue and cash flows differ from the monthly invoicing under time charter contracts are separately presented. Revenue recognized for the Majority held FSRUs includes the amortization of above market contract intangibles. Revenue recognized for Joint venture FSRUs includes the amortization of deferred revenues related to the charterer's reimbursements for certain vessel modifications and drydocking costs. As a result, the timing of cash flows differs from monthly time charter invoicing. The Partnership believes the nature of its time charter contracts are the same, regardless of whether the contracts are accounted for as financing leases or operating leases for accounting purposes. As such, the Partnership did not apply the practical expedient in the lease guidance to combine lease and services components for operating leases because this would result in inconsistent disclosure for the time charter contracts.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The following tables summarize the disaggregated revenue of the Partnership by segment for the three and nine months ended September 30, 2020 and 2019:

	Three months ended September 30, 2020
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		segment		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations (1)	reporting
Lease revenues, excluding amortization (2)	$21,830	6,476	—	28,306	(6,476)	$21,830
Time charter service revenues, excluding amortization	14,777	3,738	—	18,515	(3,738)	14,777
Amortization of above market contract intangibles	(694)	—	—	(694)	—	(694)
Amortization of deferred revenue for modifications & drydock	—	682	—	682	(682)	—
Total revenues (4)	$35,913	10,896	—	46,809	(10,896)	$35,913

	Three months ended September 30, 2019
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		segment		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations (1)	reporting
Lease revenues, excluding amortization (2)	$22,602	6,476	—	29,078	(6,476)	$22,602
Time charter service revenues, excluding amortization	15,296	3,710	—	19,006	(3,710)	15,296
Amortization of above market contract intangibles	(916)	—	—	(916)	—	(916)
Amortization of deferred revenue for modifications & drydock	—	634	—	634	(634)	—
Total revenues (4)	$36,982	10,820	—	47,802	(10,820)	$36,982

	Nine months ended September 30, 2020
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		segment		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations (1)	reporting
Lease revenues, excluding amortization (2)	$66,224	19,285	—	85,509	(19,285)	$66,224
Time charter service revenues, excluding amortization	43,170	12,245	—	55,415	(12,245)	43,170
Amortization of above market contract intangibles	(2,358)	—	—	(2,358)	—	(2,358)
Amortization of deferred revenue for modifications & drydock	—	2,031	—	2,031	(2,031)	—
Total revenues (4)	$107,036	33,561	—	140,597	(33,561)	$107,036

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	Nine months ended September 30, 2019
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		segment		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations (1)	reporting
Lease revenues, excluding amortization (2)	$66,216	19,215	—	85,431	(19,215)	$66,216
Time charter service revenues, excluding amortization	43,334	10,700	—	54,034	(10,700)	43,334
Amortization of above market contract intangibles	(2,716)	—	—	(2,716)	—	(2,716)
Amortization of deferred revenue for modifications & drydock	—	1,986	—	1,986	(1,986)	—
Other revenue (3)	64	—	—	64	—	64
Total revenues (4)	$106,898	31,901	—	138,799	(31,901)	$106,898
(1)	Eliminations reverse the proportional amounts of revenue for Joint venture FSRUs to reflect the consolidated revenues included in the consolidated income statement. The Partnership's share of the Joint venture FSRUs revenues is included in Equity in earnings (loss) of joint ventures on the consolidated income statement.
(2)	The financing lease revenues comprise about one-fourth of the total lease revenues for the three and nine months ended September 30, 2020 and 2019.
(3)	Other revenue consists of insurance proceeds received for claims related to repairs under the Mooring warranty. The Partnership was indemnified by Höegh LNG for the cost of the repairs related to the Mooring, subject to repayment to the extent recovered from insurance proceeds. Refer to notes 3, 11 and 14.
(4)	Payments made by the charterer directly to the tax authorities on behalf of the subsidiaries for advance collection of income taxes or final income tax is recorded as a component of total revenues and is disclosed separately in the consolidated statement of cash flows.

The Partnership’s risk and exposure related to uncertainty of revenues or cash flows related to its long-term time charter contracts primarily relate to the credit risk associated with the individual charterers. Payments are due under time charter contracts regardless of the demand for the charterers’ gas output or the utilization of the FSRU.

The consolidated trade receivables, contract assets, contract liabilities and refund liabilities included in the tables below, exclude the balances for the Joint venture FSRUs. The Partnership’s share of net assets in the Joint venture FSRUs is recorded in the consolidated balance sheet using the equity method on the line accumulated losses in joint ventures.

The following table summarizes the allocation of consolidated receivables between lease and service components:

	As of
	September 30,	December 31,
(in thousands of U.S. dollars)	2020	2019
Trade receivable for lease	$5,128	$2,898
Trade receivable for time charter services	3,112	2,133
Allowance for expected credit losses	(60)	—
Total trade receivable and amounts due from affiliates	$8,180	$5,031

Refer to note 2 for information related to the allowance for expected credit losses recorded on January 1, 2020. For the three and nine months ended September 30, 2020, there was no change in the allowance for expected credit losses following the cumulative effect of adopting the new standard. There were no impairment losses for trade receivables for lease or time charter services or contract assets for the year ended December 31, 2019.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The following tables summarize the consolidated contract assets and contract liabilities related to contracts with customers and refund liabilities to customers, as applicable, as of September 30, 2020 and December 31, 2019:

	Services related
	Contract	Refund liability
(in thousands of U.S. dollars)	asset	to charters
Balance January 1, 2020	$279	$(125)
Additions	191	(740)
Reduction for receivables recorded	(18)	—
Reduction for revenue recognized from previous years	—	48
Repayments of refund liabilities to charterer	—	17
Balance September 30, 2020	$452	$(800)

	Services related
	Contract	Refund liability
(in thousands of U.S. dollars)	Asset	to charters
Balance as of January 1, 2019	$—	$(1,834)
Additions	279	(65)
Reduction for receivables recorded	—	89
Reduction for revenue recognized from previous years	—	497
Repayments of refund liabilities to charterer	—	1,188
Balance as of December 31, 2019	$279	$(125)

Contract assets are reported in the consolidated balance sheet as a component of prepaid expenses and other receivables. Refund liabilities are reported in the consolidated balance sheet as a component of accrued liabilities and other payables.

The service-related contract asset reflected in the balance sheet relates to accrued revenue for reimbursable costs from charterers.

Refund liabilities to charterers include invoiced revenue to be refunded to charterers for estimated reimbursable costs that exceeded the actual cost incurred and for non-compliance with performance warranties in the time charter contracts that result in reduction of hire, liquidated damages or other performance related payments.

During the year ended December 31, 2019, the major changes in the refund liability to charterers related to the settlement of a 2018 performance claim of $1,101 and the recognition of $497 of revenue related to conclusion of an audit by a charterer related to 2018 reimbursable expenses.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Net investment in financing lease:

The lease element of time charter hire for the financing lease is recognized over the lease term using the effective interest rate method and is included in time charter revenues. The financing lease is reflected on the consolidated balance sheets as net investment in financing lease, a receivable, as follows:

	As of
	September 30,	December 31,
(in thousands of U.S. dollars)	2020	2019
Minimum lease payments	$589,074	$589,074
Unguaranteed residual value	146,000	146,000
Unearned income	(440,345)	(440,345)
Initial direct cost, net	3,095	3,095
Net investment in financing lease	297,824	297,824
Principal repayment and amortization	(22,295)	(18,920)
Allowance for credit loss	(96)	—
Net investment in financing lease at period end	275,433	278,904
Less: Current portion	(4,861)	(4,551)
Long term net investment in financing lease	$270,572	$274,353

Net investment in financing lease consists of:
Financing lease receivable	$233,839	$240,000
Unguaranteed residual value	41,594	38,904
Net investment in financing lease at period end	$275,433	$278,904

Refer to note 2 for information related to the allowance for expected credit losses recorded on January 1, 2020. For the three and nine months ended September 30, 2020, there was no change in the allowance for expected credit losses following the cumulative effect of adopting the new standard. There were no impairment losses for financing lease receivable for the year ended December 31, 2019.

5. Financial income (expense), net

The components of financial income (expense), net are as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
(in thousands of U.S. dollars)	2020	2019	2020	2019
Interest income	$135	$189	$470	$685
Interest expense:
Interest expense	(5,412)	(6,240)	(17,007)	(18,849)
Commitment fees	(35)	(86)	(103)	(346)
Amortization of debt issuance cost and fair value of debt assumed	(567)	(631)	(1,737)	(1,746)
Total interest expense	(6,014)	(6,957)	(18,847)	(20,941)
Gain (loss) on debt extinguishment	—	—	—	1,030
Other items, net:
Foreign exchange gain (loss)	(157)	(105)	56	(160)
Bank charges, fees and other	(93)	(110)	(219)	(248)
Withholding tax on interest expense and other	(596)	(639)	(1,817)	(2,252)
Total other items, net	(846)	(854)	(1,980)	(2,660)
Total financial income (expense), net	$(6,725)	$(7,622)	$(20,357)	$(21,886)

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Interest income related to cash balances and interest accrued on the advances to the joint ventures for each of the three and nine months ended September 30, 2020 and 2019. As of January 1, 2019, interest expense includes reclassifications from accumulated other comprehensive income and other gains or losses from derivatives due to the adoption of the revised guidance for derivatives and hedging. Refer to note 13 for additional information on the types of gains and losses on derivatives included in interest expense. Interest expense also includes interest related to the revolving credit facility from Höegh LNG, the Lampung facility and the $385 million facility. The gain on debt extinguishment relates to the refinancing of the Gallant/Grace facility in January 2019 with the $385 million facility. When the entities owning the Höegh Gallant and the Höegh Grace were acquired, a premium on the debt under the Gallant/Grace facility was recognized. The unamortized balance was recorded as a gain when the debt was extinguished on January 31, 2019.

6. Income tax

The Partnership is not subject to Marshall Islands corporate income taxes. The Partnership is subject to tax for earnings of its subsidiaries incorporated in Singapore, Indonesia, Cyprus and for certain Colombian source income. The income tax expense recorded in the consolidated income statements was $1,859 and $2,065 for the three months ended September 30, 2020 and 2019, respectively, and $4,240 and $5,486 for the nine months ended September 30, 2020 and 2019, respectively. The main reason for the decrease for the nine months ended September 30, 2020 was the reduction of the tax rate in Indonesia which was enacted on March 31, 2020. The tax rate decreased from 25% for 2019 to 22% for 2020 and 2021 with further reductions to occur thereafter. The effect of changes in tax rates on deferred tax assets and liabilities is recognized at the date of enactment. For the three and nine months ended September 30, 2020 and 2019, the income tax expense principally related to subsidiaries in Indonesia, Singapore and Colombia. The Singapore subsidiary’s taxable income mainly arises from internal interest income. The charterer in Colombia pays certain taxes directly to the Colombian tax authorities on behalf of the Partnership’s subsidiaries that own and operate the Höegh Grace. The tax payments are a mechanism for advance collection of part of the income taxes for the Colombian subsidiary and a final income tax on Colombian source income for the non-Colombian subsidiary. The Partnership concluded these third-party payments to the tax authorities represent income taxes that must be accounted for under the guidance for income taxes. The amount of non-cash income tax expense was $215 and $638 for the three and nine months ended September 30, 2020, respectively. The amount of non-cash income tax expense was $214 and $636 for the three and nine months ended September 30, 2019, respectively.

Benefits of uncertain tax positions are recognized when it is more-likely-than-not that a tax position taken in a tax return will be sustained upon examination based on the technical merits of the position. For the three and nine months ended September 30, 2020, there were increases in uncertain tax positions of $96 and $289, respectively. For the three and nine months ended September 30, 2019, there were increases in uncertain tax positions of $234 and $445, respectively. As of September 30, 2020, and December 31, 2019, the unrecognized tax benefits were $2,572 and $2,283, respectively.

7. Investments in joint ventures

	As of
	September 30,	December 31,
(in thousands of U.S. dollars)	2020	2019
Accumulated earnings of joint ventures	$5,472	$3,270

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The Partnership has a 50% interest in each of SRV Joint Gas Ltd. (owner of the Neptune) and SRV Joint Gas Two Ltd. (owner of the Cape Ann). The following table presents the summarized financial information for 100% of the combined joint ventures on an aggregated basis.

	Three months ended		Nine months ended
	September 30,		September 30,
(in thousands of U.S. dollars)	2020	2019	2020	2019
Time charter revenues	$19,899	$19,802	$60,275	$57,669
Other income	1,892	1,837	6,847	6,132
Total revenues	21,791	21,639	67,122	63,801
Operating expenses	(3,913)	(4,957)	(15,535)	(13,183)
Depreciation, amortization and impairment (1)	(5,135)	(5,208)	(15,411)	(15,525)
Operating income	12,743	11,474	36,176	35,093
Unrealized gain (loss) on derivative instruments	4,452	(4,329)	(14,527)	(18,708)
Other financial expense, net	(5,801)	(6,055)	(17,706)	(18,050)
Income (loss) before tax	11,394	1,090	3,943	(1,665)
Income tax expense	—	—	—	—
Net income (loss)	$11,394	$1,090	$3,943	$(1,665)
Share of joint ventures owned	50%	50%	50%	50%
Share of joint ventures net income (loss) before eliminations	5,697	545	1,971	(833)
Eliminations	77	76	231	231
Equity in earnings (losses) of joint ventures	$5,774	$621	$2,202	$(602)
(1)	At the completion of the class renewal survey of the Neptune during the three months ended September 30, 2019, certain equipment was identified that was impaired for a total of $149.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	As of
	September 30,	December 31,
(in thousands of U.S. dollars)	2020	2019
Cash and cash equivalents	$16,934	$17,897
Restricted cash	8,779	9,250
Other current assets	2,012	973
Total current assets	27,725	28,120
Restricted cash	27,013	34,650
Vessels, net of accumulated depreciation	504,449	521,060
Total long-term assets	531,462	555,710
Current portion of long-term debt	29,641	28,297
Amounts and loans due to owners and affiliates	308	629
Derivative instruments	14,947	13,089
Refund liabilities (1)	6,968	26,691
Other current liabilities	11,153	10,327
Total current liabilities	63,017	79,033
Long-term debt	352,932	375,091
Loans due to owners and affiliates	8,139	7,663
Derivative instruments	71,739	59,070
Other long-term liabilities	37,397	40,952
Total long-term liabilities	470,207	482,776
Net assets (liabilities)	$25,963	$22,021
Share of joint ventures owned	50%	50%
Share of joint ventures net assets (liabilities) before eliminations	12,982	11,011
Eliminations	(7,510)	(7,741)
Accumulated earnings (losses) of joint ventures	$5,472	$3,270
(1)	Refund liabilities include the liability for the boil-off claim (refer to note 14) and other refundable amounts due to the charterer.

8. Advances to joint ventures

	As of
	September 30,	December 31,
(in thousands of U.S. dollars)	2020	2019
Current portion of advances/shareholder loans to joint ventures	$—	$—
Long-term advances/shareholder loans to joint ventures	4,069	3,831
Advances/shareholder loans to joint ventures	$4,069	$3,831

The Partnership had advances of $3.2 million and $3.0 million due from SRV Joint Gas Ltd. as of September 30, 2020 and December 31, 2019, respectively. The Partnership had advances of $0.9 million and $0.8 million due from SRV Joint Gas Two Ltd. as of September 30, 2020 and December 31, 2019, respectively. The joint ventures repaid the original principal of all shareholder loans during 2016. As of September 30, 2020, and December 31, 2019, the outstanding balances are accrued interest on the shareholder loans.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

As of September 30, 2017, the joint ventures suspended payments on the shareholder loans pending the outcome of the boil-off claim. As of April 1, 2020, the joint ventures reached an agreement on the boil-off claim requiring settlement during 2020. The suspension of payments on the shareholder loans will be re-evaluated as the claim is settled. Accordingly, the outstanding balance on the shareholder loans is classified as long-term as of September 30, 2020 and December 31, 2019. Refer to note 14 under “Claims and Contingencies” and “Joint ventures boil-off settlement.” The advances, which are composed of accrued interest on the original principal, can be repaid based on available cash after servicing of long-term bank debt. There are no financial covenants in the joint ventures’ bank debt facilities, but certain other covenants and restrictions apply. Certain conditions apply to making distributions for the shareholder loans or dividends, including meeting a 1.20 historical and projected debt service coverage ratio. As of September 30, 2020, both the 1.20 historical and projected debt service coverage ratios were met by SRV Joint Gas Ltd. As a result, SRV Joint Gas Ltd. qualifies to make payments on the shareholder loans. As of September 30, 2020, both the 1.20 historical and projected debt service coverage ratio had not been met by SRV Joint Gas Two Ltd. As a result, no payments on the shareholder loans can be made until the debt service coverage ratio is met in future periods.

9. Long-term debt

	As of
	September 30,	December 31,
(in thousands of U.S. dollars)	2020	2019
Lampung facility:
Export credit tranche	$83,045	$94,210
FSRU tranche	19,680	22,812
$385 million facility:
Commercial tranche	235,437	249,635
Export credit tranche	46,167	51,167
Revolving credit facility	48,300	48,300
Outstanding principal	432,629	466,124
Lampung facility unamortized debt issuance cost	(3,310)	(4,309)
$385 million facility unamortized debt issuance cost	(4,115)	(4,854)
Total debt	425,204	456,961
Less: Current portion of long-term debt	(44,660)	(44,660)
Long-term debt	$380,544	$412,301

Lampung facility

PT Hoegh LNG Lampung is the Borrower and Höegh LNG is the guarantor for the Lampung facility.

The FSRU tranche is repayable quarterly over 7 years with a final balloon payment of $15.5 million due on October 30, 2021. The export credit tranche is repayable in quarterly installments over 12 years assuming the balloon payment of the FSRU tranche is refinanced. If not, the export credit agent can exercise a prepayment right for repayment of the outstanding balance upon maturity of the FSRU tranche.

The primary financial covenants under the Lampung facility are as follows:

●	Borrower must maintain a minimum debt service coverage ratio of 1.10 to 1.00 for the preceding nine-month period tested on each quarterly repayment date;
●	Guarantor’s book equity must be greater than the higher of (i) $200 million and (ii) 25% of total assets; and
●	Guarantor’s free liquid assets (cash and cash equivalents or available draws on credit facilities) must be greater than $20 million.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

As of September 30, 2020, the borrower and the guarantor were in compliance with the financial covenants under the Lampung facility.

The Lampung facility requires cash reserves that are held for specifically designated uses, including working capital, operations and maintenance and debt service reserves. Distributions are subject to “waterfall” provisions that allocate revenues to specified priorities of use (such as operating expenses, scheduled debt service, targeted debt service reserves and any other reserves) with the remaining cash being distributable only on certain dates and subject to satisfaction of certain conditions, including meeting a 1.20 historical debt service coverage ratio, no default or event of default then continuing or resulting from such distribution and the guarantor not being in breach of the financial covenants applicable to it. The Lampung facility limits, among other things, the ability of the Borrower to change its business, sell or grant liens on its property including the PGN FSRU Lampung, incur additional indebtedness or guarantee other indebtedness, make investments or acquisitions, enter into intercompany transactions and make distributions.

$385 million facility

Höegh LNG Partners LP is the borrower (the “Borrower”) for the senior secured term loan and revolving credit facility (the “$385 million facility”). Hoegh LNG Cyprus Limited, which owns the Höegh Gallant, and Höegh LNG FSRU IV Ltd., the owner of the Höegh Grace (collectively, the "Vessel Owners"), Höegh LNG Colombia S.A.S., and Höegh LNG Egypt LLC, a subsidiary of Höegh LNG, are guarantors for the facility (collectively, the "guarantors").

The primary financial covenants under the $385 million facility are as follows:

●	The Partnership must maintain
o	Consolidated book equity (excluding hedge reserves and mark to market value of derivatives) equal to the greater of
◾	25% of total assets, and
◾	$150 million
o	Consolidated working capital (current assets, excluding intercompany receivables and marked-to-market value of any financial derivative, less current liabilities, excluding intercompany payables, marked-to-market value of any financial derivative and the current portion of long-term debt) shall at all times be greater than zero
o	Minimum liquidity (cash and cash equivalents and available draws under a bank credit facility for a term of more than 12 months) equal to the greater of
◾	$15 million, and
◾	$2.5 million multiplied by the number of vessels owned or leased by the Partnership (prorate for partial ownership), subject to a cap of $20 million
●	The Vessel Owners must maintain a ratio of combined EBITDA to debt service (principal repayments, guarantee commission, commitment fees and interest expense) for the preceding twelve months of a minimum of 115%

In addition, a security maintenance ratio based on the aggregate market value of the Höegh Gallant, the Höegh Grace and any additional security must be at least 125% of the aggregate outstanding loan balance.

As of September 30, 2020, the borrower and the Vessel Owners were in compliance with the financial covenants.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Under the $385 million facility, cash accounts are freely available for the use of the Borrower and the guarantors, unless there is an event of default. Cash can be distributed as dividends or to service loans of owners and affiliates provided that after the distribution the Borrower and the guarantors would remain in compliance with the financial covenants. The $385 million facility limits, among other things, the ability of the Borrower and the guarantors to change their business, grant liens on the Höegh Gallant or the Höegh Grace, incur additional indebtedness that is not at pari passu with the $385 million facility, enter into intercompany debt that is not subordinated to the $385 million facility and for the Vessel Owners to make investments or acquisitions.

10. Accrued liabilities and payables

	As of
	September 30,	December 31,
(in thousands of U.S. dollars)	2020	2019
Accrued administrative and operating expenses	$3,450	$3,314
Accrued interest	2,561	2,850
Refund liabilities	800	125
Accrued property tax	489	3,033
Current tax payable	635	818
Lease liability	28	75
Other accruals and payables	156	949
Total accrued liabilities and other payables	$8,119	$11,164

11. Related party transactions

Income (expenses) from related parties

As described in Related party agreements below, subsidiaries of Höegh LNG have provided the administrative services to the Partnership and ship management and/or technical support services for the PGN FSRU Lampung, the Höegh Gallant and the Höegh Grace as well as leasing the Höegh Gallant.

Related party amounts included in the consolidated statements of income for the three and nine months ended September 30, 2020 and 2019 or in the consolidated balance sheets as of September 30, 2020 and December 31, 2019 are as follows:

	Three months ended		Nine months ended
Statement of income:	September 30,		September 30,
(in thousands of U.S. dollars)	2020	2019	2020	2019
Revenues
Time charter revenue Höegh Gallant (1)	$10,950	$12,506	$34,365	$34,816

Operating expenses
Vessel operating expenses (2)	(5,497)	(8,538)	(15,028)	(19,244)
Hours, travel expenses and overhead (3) and Board of Directors’ fees (4)	(838)	(813)	(2,967)	(2,944)
Financial (income) expense
Interest income from joint ventures (5)	82	75	239	218
Interest expense to Höegh LNG (6)	(95)	(399)	(291)	(1,753)
Total	$4,602	$2,831	$16,318	$11,093

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	As of
Balance sheet	September 30,	December 31,
(in thousands of U.S. dollars)	2020	2019
Equity
Contribution from Höegh LNG (7)	$8,600	$—
Repayment of indemnification received from Höegh LNG (8)	—	(64)
Issuance of units for Board of Directors’ fees (4)	128	194
Other and contribution from owner (9)	138	485
Total	$8,866	$615
1)	Time charter revenue Höegh Gallant: Subsidiaries of Höegh LNG have leased the Höegh Gallant.
2)	Vessel operating expenses: Subsidiaries of Höegh LNG provide ship management of vessels, including crews and the provision of all other services and supplies.
3)	Hours, travel expenses and overhead: Subsidiaries of Höegh LNG provide management, accounting, bookkeeping and administrative support under administrative service agreements. These services are charged based upon the actual hours incurred for each individual as registered in the time-write system based on a rate which includes a provision for overhead and any associated travel expenses.
4)	Board of Directors’ fees: Effective September 4, 2020 a total of 15,528 common units were awarded to non-employee directors under the Höegh LNG Partners LP Long Term Incentive Plan as compensation of $162 for part of the directors' fees. As of September 30, 2020, a total of 11,646 common units were issued under the award to non-employee directors as compensation of $128. As of October 23, 2020, the remaining 3,882 common units were issued under the award to non-employee directors. Effective June 4, 2019 a total of 11,180 common units were awarded to non-employee directors under the Höegh LNG Partners LP Long Term Incentive Plan as compensation of $194 for part of the directors' fees. Part of the board compensation is awarded as common units of the Partnership. The awards were recorded as administrative expense and as an issuance of common units. Common units are recorded when issued.
5)	Interest income from joint ventures: The Partnership and its joint venture partners have provided subordinated financing to the joint ventures as shareholder loans. Interest income for the Partnership’s shareholder loans to the joint ventures is recorded as interest income.
6)	Interest expense to Höegh LNG and affiliates: Höegh LNG and its affiliates provided an $85 million revolving credit facility for general partnership purposes. The Partnership incurred interest expense on the drawn balance.
7)	Non-cash contribution from Höegh LNG: As described under "Indemnifications" below, on April 8, 2020, the Partnership was indemnified by Höegh LNG for its share of the joint ventures boil-off settlement payments by a reduction of $8.6 million on its outstanding balance on the $85 million revolving credit facility from Höegh LNG. This non-cash settlement from Höegh LNG was recorded as an increase in equity.
8)	Cash contribution from/distribution to Höegh LNG: As described under “Indemnifications” below, Höegh LNG made indemnification payments to the Partnership or received refunds of indemnification from the Partnership which were recorded as contributions or distributions to equity.
9)	Other and contribution from owner: Höegh LNG granted share-based incentives to certain key employees whose services benefit the Partnership. Related expenses are recorded as administrative expenses and as a contribution from owner since the Partnership is not invoiced for this employee benefit. Effective March 26, 2020, March 21, 2019 and September 14, 2018, the Partnership granted or extended the terms for 8,100, 10,917 and 28,018 phantom units, respectively, to the Chief Executive Officer and Chief Financial Officer of the Partnership. Related expenses are recorded over the vesting period as an administrative expense and as an increase in equity. On August 6, 2020, the Partnership announced that the Partnership's Chief Executive Officer and Chief Financial Officer resigned which resulted in 15,378 of the phantom units not vesting resulting in a reduction in administration expense and equity for the forfeited units. The remaining 9,723 unvested phantom units will vest in 2020 and 2021.

Dividends to Höegh LNG: The Partnership has declared and paid quarterly distributions totaling $21.3 million to Höegh LNG for each of the nine months ended September 30, 2020 and 2019.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Receivables and payables from related parties

Amounts due from affiliates

	As of
	September 30,	December 31,
(in thousands of U.S. dollars)	2020	2019
Amounts due from affiliates	$3,658	$4,296

The amount due from affiliates relates to a receivable for time charter hire from subsidiaries of Höegh LNG for the Höegh Gallant and prefunding for intercompany services. The time charter hire is due 18 days from the receipt of the invoice. Time charter hire is invoiced at the end of the month in arrears.

Amounts due to owners and affiliates

	As of
	September 30,	December 31,
(in thousands of U.S. dollars)	2020	2019
Amounts due to owners and affiliates	$2,427	$2,513

As of September 30, 2020, and December 31, 2019, amounts due to owners and affiliates principally relate to trade payables for services provided by subsidiaries of Höegh LNG.

Revolving credit facility due to owners and affiliates

	As of
	September 30,	December 31,
(in thousands of U.S. dollars)	2020	2019
Revolving credit facility due to owners and affiliates - non-current portion	$11,292	$8,792

In August 2014, upon the closing of the IPO, the Partnership entered into an $85 million revolving credit facility with Höegh LNG, to be used to fund acquisitions and working capital requirements of the Partnership. The credit facility is unsecured and was repayable on January 1, 2020. On May 28, 2019, the repayment date on the $85 million revolving credit facility was extended to January 1, 2023 and the terms amended for the interest rate to be LIBOR plus a margin of 1.4% in 2019, 3.0% in 2020 and 4.0% thereafter. On April 8, 2020, the Partnership was indemnified by Höegh LNG for its share of the joint ventures boil-off settlement payments by a reduction of $8.6 million on its outstanding balance on the revolving credit facility. On April 24, 2020 and August 7, 2020, the Partnership drew $4.5 million and $6.6 million, respectively, on the revolving credit facility.

Related party agreements

In connection with the IPO the Partnership entered into several agreements including:

(i)	An $85 million revolving credit facility with Höegh LNG, which was undrawn at the closing of the IPO;
(ii)	An omnibus agreement with Höegh LNG, the general partner, and Höegh LNG Partners Operating LLC (the “operating company”) governing, among other things:
a.	To what extent the Partnership and Höegh LNG may compete with each other;
b.	The Partnership’s rights of first offer on certain FSRUs and LNG carriers operating under charters of five or more years; and
c.	Höegh LNG’s provision of certain indemnities to the Partnership.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

(iii)	An administrative services agreement with Hoegh LNG Services Ltd., UK (“Höegh UK”), pursuant to which Höegh UK provided certain administrative services to the Partnership. This agreement expired during 2019; and
(iv)	Höegh UK entered into administrative services agreements with Höegh LNG AS (“Höegh Norway”) and Leif Höegh (U.K.) Limited, pursuant to which Höegh Norway and Leif Höegh (U.K.) Limited provided Höegh UK certain administrative services. Additionally, the operating company entered into an administrative services agreement with Leif Höegh (U.K.) Limited to allow Leif Höegh (U.K.) Limited to provide services directly to the operating company. Each of these agreements expired , or were terminated by mutual agreement, during 2019.

Existing agreements remained in place following the IPO for provision of certain services to the Partnership's vessel owning joint ventures or entity, of which the material agreements are as follows:

●	The joint ventures are parties to ship management agreements with Höegh LNG Fleet Management AS (“Höegh LNG Management”) pursuant to which Höegh LNG Management provides the joint ventures with technical and maritime management and crewing of the Neptune and the Cape Ann, and Höegh Norway is a party to a sub-technical support agreement with Höegh LNG Management pursuant to which Höegh LNG Management provides technical support services with respect to the PGN FSRU Lampung; and
●	The joint ventures are parties to commercial and administration management agreements with Höegh Norway, and PT Hoegh LNG Lampung is a party to a technical information and services agreement with Höegh Norway.

Subsequent to the IPO, the Partnership has acquired vessel owning entities. Existing agreements remained in place following the acquisition for the time charter of the Höegh Gallant and receipt of certain services, of which the material agreements are as follows:

●	Hoegh LNG Cyprus Limited acting through its Egyptian Branch had a Lease and Maintenance Agreement (the “time charter”) with EgyptCo for the lease and maintenance of the Höegh Gallant and the provision of crew and certain ship management services for a combined daily hire rate. The time charter started in April 2015 and expired in April 2020;
●	Hoegh LNG Cyprus Limited is party to a ship management agreement with Höegh LNG Management pursuant to which Höegh LNG Management provides the technical management of the Höegh Gallant, and Hoegh LNG Maritime Management Pte. Ltd. (“Höegh Maritime Management”) is a party to a secondment agreement, as amended, with Hoegh LNG Cyprus Limited pursuant to which Höegh Maritime Management provides qualified crew for the Höegh Gallant; and
●	Hoegh LNG Cyprus Limited is party to a management agreement with Höegh Norway, pursuant to which Höegh Norway provides administrative, commercial and technical management services, each as instructed from time to time by Hoegh LNG Cyprus Limited.

Existing agreements remained in place for the time charter of the Höegh Grace following the acquisition and receipt of certain services, of which the material agreements are as follows:

●	a ship management agreement with Höegh LNG Management pursuant to which Höegh LNG Management provides technical and maritime management services;
●	a manning agreement with Höegh Fleet Services Philippines Inc. to recruit and engage crew for the vessel;
●	a technical services agreement with Höegh Norway to provide technical services for the vessel;
●	a management consulting agreement with Höegh Norway to provide support related to certain management activities;
●	a crew recruitment consulting services agreement with Höegh Maritime Management to provide professional consulting services in connection with recruitment of crew and other employees;

HÖEGH LNG PARTNERS LP
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, unless otherwise indicated)

●	an agreement for provision of professional payment services with Höegh Maritime Management to provide services in connection with the payment of monthly salaries to the crew and employees working on the vessel; and
●	a spare parts procurement and insurance services agreement with Höegh LNG Management to arrange for the supply of spare parts and the insurance coverage for the vessel.

In December 2019, the Partnership and the operating company entered an administrative services agreement with Höegh Norway, pursuant to which Höegh Norway provides certain administrative services to the Partnership.

On April 30, 2020, the Partnership entered a Lease and Maintenance Agreement with a subsidiary of Höegh LNG for the time charter of the Höegh Gallant and the provision of crew and certain ship management services for use as either an FSRU or an LNG carrier for a combined daily hire rate. The terms of the agreement were approved by the Partnership's board of directors and the conflicts committee. The Subsequent Charter commenced on May 1, 2020 and expires July 31, 2025.

Indemnifications

Environmental indemnifications:

Under the omnibus agreement, Höegh LNG agreed to indemnify the Partnership until August 12, 2019 against certain environmental and toxic tort liabilities with respect to the assets contributed or sold to the Partnership to the extent arising prior to the time they were contributed or sold to the Partnership. No indemnification claims were filed for environmental liabilities under the agreement prior to its expiration.

Other indemnifications:

Pursuant to a letter agreement dated August 12, 2015, Höegh LNG confirmed that the indemnification provisions of the omnibus agreement include indemnification for all non-budgeted, non-creditable Indonesian value added taxes and non-budgeted Indonesian withholding taxes, including any related impact on cash flow from PT Hoegh LNG Lampung and interest and penalties associated with any non-timely Indonesian tax filings related to the ownership or operation of the PGN FSRU Lampung and the Mooring whether incurred (i) prior to the closing date of the IPO, (ii) after the closing date of the IPO to the extent such taxes, interest, penalties or related impact on cash flows relate to periods of ownership or operation of the PGN FSRU Lampung and the Mooring and are not subject to prior indemnification payments or deemed reimbursable by the charterer under its audit of the taxes related to the PGN FSRU Lampung time charter for periods up to and including June 30, 2015, or (iii) after June 30, 2015 to the extent withholding taxes exceed the minimum amount of withholding tax due under Indonesian tax regulations due to lack of documentation or untimely withholding tax filings.

No indemnification claims were filed or received for the three or nine months ended September 30, 2020 and 2019.

In the first quarter of 2019, insurance proceeds of approximately $0.06 million were received related to repairs under the warranty for the Mooring. The Partnership had been indemnified by Höegh LNG for all warranty provisions at the time the costs were incurred, and the Partnership refunded the amount recovered by insurance to Höegh LNG in the second quarter of 2019. Refer to note 14.

Under the contribution, purchase and sale agreement entered into with respect to the purchase of the Höegh Gallant entities, Höegh LNG will indemnify the Partnership for:

1.	losses from breach of warranty;
2.	losses related to certain environmental and tax liabilities attributable to the operation of the Höegh Gallant prior to the closing date;
3.	all capital gains tax or other export duty incurred in connection with the transfer of the Höegh Gallant outside of Hoegh LNG Cyprus Limited’s permanent establishment in a Public Free Zone in Egypt;

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

4.	any recurring non-budgeted costs owed to Höegh LNG Management with respect to payroll taxes;
5.	any non-budgeted losses suffered or incurred in connection with the commencement of services under the time charter with EgyptCo or EgyptCo’s time charter with EGAS; and
6.	liabilities under the Gallant/Grace facility not attributable to the Höegh Gallant.

No indemnification claims were filed or received for the three or nine months ended September 30, 2020 and 2019.

Under the contribution, purchase and sale agreements entered into with respect to the acquisitions of the 51% and 49% ownership interests in the Höegh Grace entities, Höegh LNG will indemnify the Partnership for:

1.	losses from breach of warranty;
2.	losses related to certain environmental liabilities, damages or repair costs and tax liabilities attributable to the operation of the Höegh Grace prior to the closing date;
3.	any recurring non-budgeted costs owed to tax authorities with respect to payroll taxes, taxes related to social security payments, corporate income taxes (including income tax for equality and surcharge on income tax for equality), withholding tax, port associations, local Cartagena tax, and financial transaction tax, including any penalties associated with taxes to the extent not reimbursed by the charterer; and
4.	any non-budgeted losses suffered or incurred in connection with commencement of services under the Höegh Grace charter with SPEC.

No indemnification claims were filed or received for the three or nine months ended September 30, 2020 and 2019.

On September 27, 2017, the Partnership entered into an indemnification agreement with Höegh LNG with respect to the boil-off claims under the Neptune and Cape Ann time charters, pursuant to which Höegh LNG will, among other things, indemnify the Partnership for its share of any losses and expenses related to or arising from the failure of either Neptune or Cape Ann to meet the performance standards related to the daily boil-off of LNG under their respective time charters (including any cash impact that may result from any settlement with respect to such claims, including any reduction in the hire rate under either time charter). On April 8, 2020, the Partnership was indemnified by Höegh LNG for its share of the joint ventures boil-off settlement payments by a reduction of $8.6 million on its outstanding balance on the revolving credit facility due to owners and affiliates. This non-cash settlement from Höegh LNG was recorded as an increase in equity. No indemnification claims were made or received by the Partnership for the three or nine months ended September 30, 2020. Refer to note 14.

12. Financial Instruments

Fair value measurements

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents and restricted cash – The fair value of the cash, cash equivalents and restricted cash approximates its carrying amounts reported in the consolidated balance sheets.

Amounts due from (to) owners and affiliates – The fair value of the non-interest-bearing receivables or payables approximates their carrying amounts reported in the consolidated balance sheets since the receivables or payables are to be settled consistent with trade receivables and payables.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Derivative instruments – The fair values of the interest rate swaps are estimated based on the present value of cash flows over the term of the instruments based on the relevant LIBOR interest rate curves, adjusted for the subsidiary’s credit worthiness and the credit worthiness of the counterparty to the derivative.

Advances (shareholder loans) to joint ventures – The fair values of the fixed rate subordinated shareholder loans are estimated using discounted cash flow analyses based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the joint ventures.

Lampung and $385 million facilities – The fair values of the variable rate debt are estimated based on the present value of cash flows over the term of the instruments based on the estimated currently available margins and LIBOR interest rates as of the balance sheet date for debt with similar terms and remaining maturities and the current credit worthiness of the Partnership.

Revolving credit due to owners and affiliates – The fair value of the variable rate debt is estimated based on the present value of cash flows over the term of the instruments based on the estimated currently available margins and LIBOR interest rates as of the balance sheet date for debt with similar terms and remaining maturities and the current credit worthiness of the Partnership.

The fair value estimates are categorized by a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:

Level 1: Observable inputs such as quoted prices in active markets;

Level 2: Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the financial instruments that are not accounted for at a fair value on a recurring basis. Trade payables and receivables for which the estimated fair values are equivalent to carrying values are not specified below.

		As of		As of
		September 30, 2020		December 31, 2019
		Carrying	Fair	Carrying	Fair
		amount	value	amount	value
		Asset	Asset	Asset	Asset
(in thousands of U.S. dollars)	Level	(Liability)	(Liability)	(Liability)	(Liability)
Recurring:
Cash and cash equivalents	1	$25,048	25,048	39,126	$39,126
Restricted cash	1	18,734	18,734	20,693	20,693
Derivative instruments	2	(28,917)	(28,917)	(14,935)	(14,935)
Other:
Amounts due from affiliate	2	3,658	3,658	4,296	4,296
Advances (shareholder loans) to joint ventures	2	4,069	4,212	3,831	4,029
Current amounts due to owners and affiliates	2	(2,427)	(2,427)	(2,513)	(2,513)
Lampung facility	2	(99,415)	(104,164)	(112,713)	(119,598)
$385 million facility	2	(325,789)	(334,127)	(344,248)	(352,219)
Revolving credit facility due to owners & affiliates	2	$(11,292)	(11,237)	(8,792)	$(8,717)

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Financing receivables and net investment in financing lease

The following table contains a summary of the class of financial asset, year of origination and the method by which the credit quality is monitored on a quarterly basis:

				As of
Class		Credit Quality		September 30,	December 31,
(in thousands of U.S. dollars)	Year	Indicator	Grade	2020	2019
Advances/ shareholder loans to joint ventures	2006	Collection experience	Performing	$4,069	$3,831
Net investment in financing lease	2014	Credit information	Performing	$275,433	$278,904

The shareholder loans to joint ventures are classified as advances to joint ventures in the consolidated balance sheet. Refer to note 8.

Refer to note 2 for information related to the allowance for expected credit losses recorded on January 1, 2020. For the three and nine months ended September 30, 2020, there was no change in the allowance for expected credit losses following the cumulative effect of adopting the new standard. There were no impairment losses for trade receivables for lease or time charter services or contract assets for the year ended December 31, 2019. For the net investment in financing lease, the Partnership monitors quarterly actual credit losses, forecasts of LNG demand and changes in charterer or guarantor specific publicly available financial and credit information in developing expected credit losses. The Partnership has never incurred actual credit losses related to the net investment in financing lease. The Partnership measures the allowance for credit losses for the net investment in financing lease using the probability of default and loss given default method.

13. Risk management, derivative instruments and concentrations of risk

Derivative instruments can be used in accordance with the overall risk management policy.

Interest rate risk, derivative instruments and cash flow hedges

Cash flow hedging strategy

The Partnership is exposed to fluctuations in cash flows from floating interest rate exposure on its long-term debt used principally to finance its vessels. Interest rate swaps are used for the management of the floating interest rate risk exposure. The interest rate swaps have the effect of converting a portion of the outstanding debt from a floating to a fixed rate over the life of the interest rate swaps. Interest rate swaps exchange a receipt of floating interest for a payment of fixed interest which reduces the exposure to interest rate variability on the Partnership's outstanding floating-rate debt over the life of the interest rate swaps. As of September 30, 2020 and 2019, there were interest rate swap agreements related to the Lampung facility ("Lampung interest rate swaps") and the commercial tranche of the $385 million facility ("$385 million interest rate swaps") floating rate debt that are designated as cash flow hedges for accounting purposes.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

As of September 30, 2020, the following interest rate swap agreements were outstanding:

			Fair
			value
	Interest		carrying		Fixed
	rate	Notional	amount		interest
(in thousands of U.S. dollars)	index	amount	liability	Term	rate(1)
LIBOR-based debt
Lampung interest rate swaps (2)	LIBOR	$102,725	(6,361)	Sep 2026	2.800%
$385 million facility swaps (2)	LIBOR	$57,956	(6,025)	Jan 2026	2.941%
$385 million facility swaps (2)	LIBOR	$57,956	(5,631)	Oct 2025	2.838%
$385 million facility swaps (2)	LIBOR	$57,956	(5,548)	Jan 2026	2.735%
$385 million facility swaps (2)	LIBOR	$57,956	(5,352)	Jan 2026	2.650%
1)	Excludes the margins paid on the floating-rate debt.
2)	All interest rate swaps are U.S. dollar denominated and principal amount reduces quarterly from the effective date of the interest rate swaps.

The Borrower under the Lampung facility entered five forward starting swap agreements with identical terms for a total notional amount of $237.1 million with an effective date of March 17, 2014. The swaps amortize over 12 years to match the outstanding balance of the Lampung facility and exchange 3-month USD LIBOR variable interest payments for fixed rate payments at 2.8%. The interest rate swaps were designated for accounting purposes as cash flow hedges of the variable interest payments on the Lampung facility. As of December 29, 2014, a prepayment of $7.9 million on the Lampung facility occurred which resulted in an amendment of the original interest rate swaps and the hedge was de-designated for accounting purposes. The other terms of the amended interest rate swaps did not change but the nominal amount of the interest rate swaps was reduced to match the outstanding debt. The amended interest rate swaps were re-designated as a cash flow hedge for accounting purposes.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

As of December 31, 2018, the Partnership had entered into forward starting interest rate swaps with a nominal amount of $130.0 million to hedge part of the interest rate risk on the floating element of the interest rate for the commercial tranches of the $385 million facility. The Partnership makes fixed payments of 2.941% and 2.838%, based on a nominal amount of $65.0 million for each, in exchange for floating payments. The interest rate swaps were designated for accounting purposes as cash flow hedges of the variable interest payments for $130.0 million of the commercial tranches of the $385 million facility which was expected to be drawn and was drawn on January 31, 2019. In February 2019, the Partnership entered into interest rate swaps related to the $385 million facility with a nominal amount of $127.7 million for which the Partnership makes fixed payments of 2.735% and 2.650% based on a nominal amount of $63.8 million for each. The interest rate swaps were designated for accounting purposes as cash flow hedges of the variable interest payments for $127.7 million of the commercial tranches of the $385 million facility. The swaps amortize over approximately 7 years to match the outstanding balances of the commercial tranches of the $385 million facility until the maturity dates. The export credit tranches have a fixed interest rate and, therefore, no variability in cash flows as a result of changes in interest rates.

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the consolidated balance sheets. All derivatives are designated as cash flow hedging instruments.

Fair value of derivative instruments

	Current	Long-term	Current	Long-term
	assets:	assets:	liabilities:	liabilities:
	derivative	derivative	derivative	derivative
(in thousands of U.S. dollars)	instruments	instruments	instruments	instruments
As of September 30, 2020
Interest rate swaps	$—	$—	$(7,204)	$(21,713)
As of December 31, 2019
Interest rate swaps	$—	$—	$(2,907)	$(12,028)

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The following effects of cash flow hedges relating to interest rate swaps are included in interest expense and income tax expense in the consolidated statements of income which are the same lines as the earnings effects of the hedged item for the three and nine months ended September 30, 2020 and 2019.

Effect of cash flow hedge accounting on the consolidated statement of income

	Three months ended		Nine months ended
	September 30, 2020		September 30, 2020
		Income
	Interest	tax	Interest	Income tax
(in thousands of U.S. dollars)	expense	benefit	expense	benefit
Gain (loss) on interest rate swaps in cash flow hedging relationships:
Reclassification from accumulated other comprehensive income included in hedge effectiveness	$(1,906)	$—	$(3,716)	$—
Amortization of amount excluded from hedge effectiveness	232	—	632	—
Reclassification discontinued hedge and initial fair value from accumulated other comprehensive income based on amortization approach	(256)	61	(768)	190
Total gains (losses) on derivative instruments	$(1,930)	$61	$(3,852)	$190

	Three months ended		Nine months ended
	September 30, 2019		September 30, 2019
	Interest	Income tax	Interest	Income tax
(in thousands of U.S. dollars)	expense	benefit	expense	benefit
Gain (loss) on interest rate swaps in cash flow hedging relationships:
Reclassification from accumulated other comprehensive income included in hedge effectiveness	$(290)	$—	$(402)	$—
Amortization of amount excluded from hedge effectiveness	242	—	710	—
Reclassification discontinued hedge and initial fair value from accumulated other comprehensive income based on amortization approach	(256)	60	(731)	177
Settlement of cash flow hedge	—	—	199	—
Total gains (losses) on derivative instruments	$(304)	$60	$(224)	$177

The settlement of cash flow hedge related to the interest rate swaps for Gallant/Grace facility. The Gallant/Grace interest rate swaps were terminated when the facility was extinguished on January 31, 2019. Due to the termination, the counterparties of the Gallant/Grace interest rate swaps paid settlement amounts resulting in a gain on the settlement of the cash flow hedge.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The effect of cash flow hedges relating to interest rate swaps and the related tax effects on other comprehensive income, changes in accumulated other comprehensive income (“OCI”) and on earnings is as follows as of and for the period ended September 30, 2020.

Effect of cash flow hedge accounting on accumulated other comprehensive income (OCI) and earnings

	Cash Flow Hedge
	Accumulated other comprehensive
	income			Earnings
	Before tax	Tax
	gains	benefit	Net of	Interest	Tax
(in thousands of U.S. dollars)	(losses)	(expense)	tax	expense	benefit
Balance as of December 31, 2019	$(18,119)	176	$(17,943)
Effective portion of unrealized loss on cash flow hedge	(18,331)	—	(18,331)
Reclassification from accumulated other comprehensive income included in hedge effectiveness	3,716	—	3,716	(3,716)	—
Reclassification discontinued hedge and initial fair value from accumulated other comprehensive income based on amortization approach	768	(190)	578	(768)	190
Other comprehensive income for period	(13,847)	(190)	(14,037)
Balance as of September 30, 2020	$(31,966)	(14)	$(31,980)
Gain (loss) reclassified to earnings				$(4,484)	$190

The effect of cash flow hedges relating to interest rate swaps and the related tax effects on other comprehensive income, changes in accumulated other comprehensive income (“OCI”) and on earnings is as follows as of and for the period ended September 30, 2019.

Effect of cash flow hedge accounting on accumulated other comprehensive income (OCI) and earnings

	Cash Flow Hedge
	Accumulated other comprehensive
	income			Earnings
	Before tax	Tax
	gains	benefit	Net of	Interest	Tax
(in thousands of U.S. dollars)	(losses)	(expense)	tax	expense	benefit
Balance as of December 31, 2018	$(5,902)	565	$(5,337)
Initial value of interest rate swap to be recognized in earnings on amortization approach	(625)	—	(625)
Effective portion of unrealized loss on cash flow hedge	(16,327)	—	(16,327)
Reclassification from accumulated other comprehensive income included in hedge effectiveness	402	—	402	(402)	—
Reclassification discontinued hedge and initial fair value from accumulated other comprehensive income based on amortization approach	731	(177)	554	(731)	177
Other comprehensive income for period	(15,819)	(177)	(15,996)
Balance as of September 30, 2019	$(21,721)	388	$(21,333)
Gain (loss) reclassified to earnings				$(1,133)	$177
Other comprehensive income for the period from October 1, 2019 to December 31 2019	3,602	(212)	3,390
Balance as of December 31, 2019	$(18,119)	176	$(17,943)

As of September 30, 2020, the estimated amounts to be reclassified from accumulated other comprehensive income to earnings during the next twelve months is $8.2 million for amortization of accumulated other comprehensive income.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Foreign exchange risk

All financing, interest expenses from financing and most of the Partnership’s revenue and expenditures for vessel improvements are denominated in U.S. dollars. Certain operating expenses can be denominated in currencies other than U.S. dollars. For the nine months ended September 30, 2020 and the year ended December 31, 2019, no derivative instruments have been used to manage foreign exchange risk.

Credit risk

Credit risk is the exposure to credit loss in the event of non-performance by the counterparties related to cash and cash equivalents, restricted cash, trade receivables, net investment in financing lease and interest rate swap agreements. In order to minimize counterparty risk, bank relationships are established with counterparties with acceptable credit ratings at the time of the transactions. Credit risk related to receivables is limited by performing ongoing credit evaluations of the customers’ financial condition. PGN guarantees PGN LNG’s obligations under the PGN FSRU Lampung time charter. Höegh LNG provides a guarantee for its subsidiary's payment obligations under the Subsequent Charter for the Höegh Gallant. The other time charters do not have parent company guarantees. Refer to note 2 for a discussion of the allowance for expected credit loss.

Concentrations of risk

Financial instruments, which potentially subject the Partnership to significant concentrations of credit risk, consist principally of cash and cash equivalents, restricted cash, trade receivables and derivative contracts (interest rate swaps). The maximum exposure to loss due to credit risk is the book value at the balance sheet date. The Partnership does not have a policy of requiring collateral or security. Cash and cash equivalents and restricted cash are placed with qualified financial institutions. Periodic evaluations are performed of the relative credit standing of those financial institutions. In addition, exposure is limited by diversifying among counterparties. There are three charterers so there is a concentration of risk related to trade receivables. While the maximum exposure to loss due to credit risk is the book value of trade receivables at the balance sheet date, should the time charters for the PGN FSRU Lampung, or the Höegh Grace terminate prematurely, Höegh LNG terminate prematurely the Subsequent Charter for the Höegh Gallant, or the option to acquire the PGN FSRU Lampung be exercised, there could be delays in obtaining new time charters and the hire rates could be lower depending upon the prevailing market conditions.

14. Commitments and contingencies

Contractual commitments

As of September 30, 2020, the Partnership has no material commitments for capital expenditures. However, during the fourth quarter of 2020, part of the procedures for the on-water class renewal survey for the Höegh Grace will be performed. No off-hire is expected during the fourth quarter of 2020. The remainder of the on-water class renewal survey is expected to be completed during the first half of 2021. Expenditures totally approximately $0.6 million are expected to be incurred by December 31, 2020.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Claims and Contingencies

Joint ventures boil-off settlement

Under the Neptune and the Cape Ann time charters, the joint ventures undertake to ensure that the vessel always meets specified performance standards during the term of the time charters. The performance standards include the vessel not exceeding a maximum average daily boil-off of LNG, subject to certain contractual exclusions, as specified in the time charter. Pursuant to the charters, the hire rate is subject to deduction by the charterer of, among other things, sums due in respect of the joint ventures’ failure to satisfy the specified performance standards during the period. On September 8, 2017, the charterer notified the joint ventures that it was formally making a claim for compensation in accordance with the provisions of the charters for a stated quantity of LNG exceeding the maximum average daily boil-off since the beginning for the charters. Accruals are recorded for loss contingencies or claims when it is probable that a liability will be incurred, and the amount of loss can be reasonably estimated. As of September 30, 2017, the joint ventures determined the liability associated with the boil-off claim was probable and could be reasonably estimated resulting in a total accrual of $23.7 million which was recorded as a reduction of time charter revenues in the third quarter of 2017. As a precaution, the joint ventures suspended payments on their shareholder loans as of September 30, 2017 pending the outcome of the boil-off claim. Refer to note 8. The Partnership's 50% share of the accrual was approximately $11.9 million. The claim was referred to arbitration.

In February 2020, each of the joint ventures and the charterer reached a commercial settlement addressing all the past and future claims related to boil-off with respect to the Neptune and the Cape Ann. The settlement amount was in line with the accrual made by the joint ventures. Accordingly, the accrual was unchanged as of December 31, 2019. The settlement reached was subject to executing final binding agreements between the parties. The final settlement and release agreements were signed on and had an effective date of April 1, 2020. Among other things, the settlement provided that 1) the boil-off claim, up to the effective date of the settlement agreements, would be settled for an aggregate amount of $23.7 million, paid in instalments during 2020, 2) the costs of the arbitration tribunal would be equally split between the parties and each party would settle its legal and other costs, 3) the joint ventures have or would implement technical upgrades on the vessels at their own cost to minimize boil-off, and 4) the relevant provisions of the time charters would be amended regarding the computation and settlement of prospective boil-off claims. The Partnership’s 50% share of the settlement was the same as its share of the accrual, or approximately $11.9 million. As a result, the settlement had no impact to the Partnership’s consolidated income statement for the three and nine months ended September 30, 2020.

The Partnership will be indemnified by Höegh LNG for its share of the cash impact of the settlement, the arbitration costs and legal expenses, the technical modifications of the vessels and any prospective boil-off claims or other direct impacts of the settlement agreement.

On April 7, 2020, the joint ventures paid the charterer a total of $17.2 million as part of the settlement of the boil-off claim. The Partnership’s 50% share was $8.6 million. The remaining amount of the settlement of $6.5 million is due no later than December 15, 2020.

On April 8, 2020, the Partnership was indemnified by Höegh LNG for its share of the joint ventures boil-off settlement payments by a reduction of $8.6 million on its outstanding balance on the revolving credit facility due to owners and affiliates.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Indonesian corporate income tax

Based upon the Partnership’s experience in Indonesia, tax regulations, guidance and interpretation in Indonesia may not always be clear and may be subject to alternative interpretations or changes in interpretations over time. The Partnership’s Indonesian subsidiary is subject to examination by the Indonesian tax authorities for corporate income tax for up to five years following the completion of a fiscal year. As a result, it is likely that there will be an examination by the Indonesian tax authorities for the tax return for 2015 during 2020. The Indonesian subsidiary requested a refund for overpayment of corporate income taxes for 2019 when it filed the 2019 tax return which will result in an automatic examination of the tax return for the year ended December 31, 2019. The examinations may lead to ordinary course adjustments or proposed adjustments to the subsidiary’s income taxes with respect to years under examination. Future examinations may or may not result in changes to the Partnership’s provisions on tax filings from 2015 through 2019. As of September 30, 2020, and December 31, 2019, the unrecognized tax benefits for uncertain tax positions were $2.6 million and $2.3 million, respectively.

Indonesian property tax

The Partnership’s Indonesian subsidiary was assessed for Land and Building tax (“property tax”) and penalties of $3.0 million by the Indonesian authorities for the period from 2015 through 2019. The assessment was due to the issuance of the Indonesian Minister of Finance’s Decree No. 186/PMK.03/2019 (“PMK 186/2019”) which defines FSRUs as a “Building” subject to the tax. The Partnership’s Indonesian subsidiary has appealed the assessment. Depending on the level of appeal pursued, the appeal process could take a number of years to conclude. There can be no assurance of the result of the appeal or whether the Indonesian subsidiary will prevail. As a result, the property tax and penalties were expensed as a component of vessel operating expenses during the fourth quarter of 2019. Until the appeal is concluded, the Indonesian subsidiary will be required to pay an annual property tax expected to be approximately $0.5 million.

PGN LNG claims and refunds

The Partnership was indemnified by Höegh LNG for certain non-budgeted expenses (including warranty costs associated with repairs of the Mooring). No indemnification claims were filed or received for the three and nine months ended September 30, 2020 and 2019.

In the first quarter of 2019, insurance proceeds of approximately $0.06 million were received related to repairs under the warranty for the Mooring. The Partnership had been indemnified by Höegh LNG for all warranty provisions at the time the costs were incurred, and the Partnership refunded the amount recovered by insurance to Höegh LNG in the second quarter of 2019. Refer to note 11.

15. Supplemental cash flow information

	Three months ended		Nine months ended
	September 30,		September 30,
(in thousands of U.S. dollars)	2020	2019	2020	2019
Supplemental disclosure of non-cash investing activities
Non cash expenditures for vessel and other equipment	$—	$—	$—	$(43)
Supplemental disclosure of non-cash financing activities
Non-cash indemnifications received	$—	$—	$8,600	$—

Refer to note 11 for non-cash indemnification received information.

16. Issuance of common units and Series A preferred units

On January 26, 2018, the Partnership entered into sales agreement with B. Riley FBR Inc. (the "Agent"). Under the terms of the sales agreement, the Partnership could offer and sell up to $120 million aggregate offering amount of common units and Series A preferred units through the Agent, acting as agent for the Partnership (the "Prior ATM Program").

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

On October 18, 2019, the Partnership entered into a sales agreement with the Agent for a new ATM program and terminated the Prior ATM Program. Under the terms of the new sales agreement, the Partnership may offer and sell up to $120 million aggregate offering amount of common units and Series A preferred units, from time to time, through the Agent, acting as an agent for the Partnership. Sales of such units may be made in negotiated transactions that are deemed to be “at the market” offerings, including sales made directly on the New York Stock Exchange or through a market maker other than on an exchange.

For the period January 1, 2020 to September 30, 2020, the Partnership sold 93,792 Series A preferred units under the new ATM program at an average gross sales price of $25.98 per unit and received net proceeds, after sales commissions, of $2.4 million. The Partnership paid an aggregate of $0.04 million in sales commissions to the Agent in the period from January 1, 2020 to September 30, 2020 in connection with such sales. The Partnership did not issue any common units under the new ATM program during the three and nine months ended September 30, 2020.

From the commencement of the Prior ATM program in January 2018 through September 30, 2020, the Partnership sold 2,119,382 Series A preferred units and 306,266 common units and received net proceeds of $54.1 million and $5.6 million, respectively. The compensation paid to the Agent for such sales was $1.0 million.

	Nine months ended September 30, 2020
		Series A
		preferred
(in thousands of U.S. dollars)	Common units	units	Total
Gross proceeds for units issued	$—	2,436	$2,436
Less: Commissions	—	(43)	(43)
Net proceeds for units issued	$—	2,393	$2,393

For the period January 1, 2019 to September 30, 2019, the Partnership sold 105,122 Series A preferred units under the Prior ATM program at an average gross sales price of $26.33 per unit and received net proceeds, after sales commissions, of $2.7 million. The Partnership paid an aggregate of $0.05 million in sales commissions to the Agent in the period from January 1, 2019 to September 30, 2019 in connection with such sales. For the period from January 1, 2019 to September 30, 2019, the Partnership sold 53,160 common units under the Prior ATM program at an average sales price of $19.60 per unit and received net proceeds, after sales commissions, of $1.0 million. The Partnership paid an aggregate of $0.01 million in sales commissions to the Agent in connection with such sales in the period from January 1, 2019 to September 30, 2019.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

17. Common, subordinated and preferred units

The following table shows the movements in the number of common units, subordinated units and preferred units from December 31, 2018 until September 30, 2020:

	Common	Common		8.75% Series A
	Units	Units	Subordinated	Preferred
(in units)	Public	Höegh LNG	Units	Units
December 31, 2018	17,944,701	2,101,438	13,156,060	6,129,070
June 4, 2019; Awards to non-employee directors as compensation for directors’ fees	8,944	—	—	—
July 16, 2019; Awards to non-employee directors as compensation for directors’ fees	2,236	—	—	—
August 16, 2019; Subordinated units converted to common units	—	13,156,060	(13,156,060)	—
Phantom units issued to CEO/CFO during 2019	19,745	—	—	—
ATM program (from January 1, 2019 to December 31, 2019)	53,160	—	—	496,520
December 31, 2019	18,028,786	15,257,498	—	6,625,590
September 4, 2020; Awards to non-employee directors as compensation for directors' fees	3,882	—	—	—
September 15, 2020; Awards to non-employee directors as compensation for directors' fees	7,764	—	—	—
ATM program (from January 1, 2020 to September 30, 2020)	—	—	—	93,792
September 30, 2020	18,040,432	15,257,498	—	6,719,382

The subordination period, as defined in the Second Amended and Restated Agreement of Limited Partnership of Höegh LNG Partners LP, for the subordinated units ended on August 16, 2019. All of the subordinated units, which were owned by Höegh LNG, converted to common units on a one-for-one basis. As of September 30, 2020, and December 31, 2019, Höegh LNG owned 15,257,498 common units.

Refer to note 18 for information on distributions to common unitholders.

The Series A preferred units represent perpetual equity interests in the Partnership and, unlike the Partnership’s debt, do not give rise to a claim for payment of a principal amount at a particular date. The Series A preferred units rank senior to the Partnership’s common units as to the payment of distributions and amounts payable upon liquidation, dissolution or winding up but junior to all the Partnership’s debt and other liabilities. The Series A preferred units have a liquidation preference of $25.00 per unit. At any time on or after October 5, 2022, the Partnership may redeem, in whole or in part, the Series A preferred units at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption. The distribution rate on the Series A preferred units is 8.75% per annum of the $25.00 per unit value (equivalent to $2.1875 per annum per unit). The distributions are cumulative and recorded when declared. However, since the Series A preferred units rank senior to the Partnership’s common units, the portion of net income, equivalent to the Series A preferred units paid and undeclared distributions for that period, is reflected as Preferred unitholders’ interest in net income on the consolidated statement of income. Distributions are payable quarterly, when, and if declared by the Partnership’s board of directors out of legally available funds for such purpose. Holders of the Series A preferred units generally have no voting rights. However, if and whenever distributions payable on the Series A preferred units are in arrears for six or more quarterly periods, whether or not consecutive, holders of Series A preferred units will be entitled to replace one of the members of the Partnership's board of directors appointed by the general partner with a person nominated by such holders.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

18. Earning per unit and cash distributions

The calculation of basic and diluted earnings per unit are presented below:

	Three months ended		Nine months ended
	September 30,		September 30,
(in thousands of U.S. dollars, except per unit numbers)	2020	2019	2020	2019
Net income	$19,475	$13,704	$44,631	$33,995
Adjustment for:
Preferred unitholders’ interest in net income	3,681	3,482	11,017	10,224
Limited partners’ interest in net income	15,794	10,222	33,614	23,771
Less: Dividends paid or to be paid (1)	(15,052)	(15,036)	(45,143)	(45,104)
Under (over) distributed earnings	742	(4,814)	(11,529)	(21,333)
Under (over) distributed earnings attributable to:
Common units public	402	(2,606)	(6,246)	(11,549)
Common units Höegh LNG	340	(2,208)	(5,283)	(3,251)
Subordinated units Höegh LNG (4)	—	—	—	(6,533)
	742	(4,814)	(11,529)	(21,333)
Basic weighted average units outstanding (in thousands)
Common units public	18,031	18,009	18,030	17,977
Common units Höegh LNG	15,257	8,536	15,257	4,270
Subordinated units Höegh LNG (4)	—	6,721	—	10,987

Diluted weighted average units outstanding (in thousands)
Common units public	18,037	18,030	18,037	17,993
Common units Höegh LNG	15,257	8,536	15,257	4,270
Subordinated units Höegh LNG (4)	—	6,721	—	10,987

Basic earnings per unit (2):
Common unit public	$0.46	$0.30	$0.97	$0.68
Common unit Höegh LNG (3)	$0.49	$0.57	$1.05	$1.36
Subordinated unit Höegh LNG (3) (4)	$—	$—	$—	$0.52

Diluted earnings per unit (2):
Common unit public	$0.46	$0.29	$0.97	$0.68
Common unit Höegh LNG (3)	$0.49	$0.57	$1.05	$1.36
Subordinated unit Höegh LNG (3) (4)	$—	$—	$—	$0.52
(1)	Includes all distributions paid or to be paid in relationship to the period, regardless of whether the declaration and payment dates were prior to the end of the period and is based the number of units outstanding at the period end.
(2)	Effective March 26, 2020, granted 8,100 phantom units to the CEO/CFO of the Partnership, one-third of such phantom units vest as of November 30, 2021, 2022 and 2023, respectively. Effective March 21, 2019, granted 10,917 phantom units to the CEO/CFO of the Partnership. One-third of such phantom units vest as of November 30, 2019, 2020 and 2021, respectively. Effective March 23, 2018, the Partnership granted 14,584 phantom units to the then-serving CEO/CFO of the Partnership. One-third of such phantom units vest as of November 30, 2019, 2020 and 2021, respectively. On September 14, 2018, the plan was amended to extend the terms and conditions of unvested units for the grants effective March 23, 2017 and June 3, 2016 of the then-serving CEO/CFO that resigned as CEO/CFO of the Partnership. The phantom units impact the diluted weighted average units outstanding. As a result of the resignation of the CEO/CFO of the Partnership in August 2020, a total of 15,378 of the unvested phantom units terminated.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

(3)	Includes total amounts attributable to incentive distributions rights of $400 and $1,198 for the three and nine months ended September 30, 2020, respectively. For the three and nine months ended September 30, 2020, the full amount was attributable to common units owned by Höegh LNG. For the three and nine months ended September 30, 2019, respectively, $399 and $509 were attributed to common units owned by Höegh LNG. Total amounts attributable to incentive distributions rights of $688 for the nine months ended September 30, 2019 was attributed to subordinated units owned by Höegh LNG.
(4)	On August 16, 2019, all subordinated units converted into common units on a one-for-one basis.

Earnings per unit is calculated by dividing net income by the weighted average number of common and subordinated units outstanding during the applicable period.

The common unitholders’ interest in net income is calculated as if all net income were distributed according to terms of the Partnership’s Second Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), regardless of whether those earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash. Available cash, a contractual defined term, generally means all cash on hand at the end of the quarter after deduction for cash reserves established by the board of directors and the Partnership’s subsidiaries to i) provide for the proper conduct of the business (including reserves for future capital expenditures and for the anticipated credit needs); ii) comply with applicable law, any of the debt instruments or other agreements; iii) provide funds for payments on the Series A preferred units; and iv) provide funds for distributions to the unitholders for any one or more of the next four quarters. Therefore, the earnings per unit are not indicative of future cash distributions that may be made. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains or losses on derivative instruments and unrealized gains or losses on foreign exchange transactions.

In addition, Höegh LNG currently holds all the IDRs in the Partnership. IDRs represent the rights to receive an increasing percentage of quarterly distributions of available cash for operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved.

Distributions of available cash from operating surplus are to be made among the unitholders and the holders of the IDRs in the following manner for any quarter after the subordination period:

●	first, 100.0% to all common unitholders, pro rata, until each such unitholder receives a total of $0.388125 per unit for that quarter (the “first target distribution”);
●	second, 85.0% to all common unitholders, pro rata, and 15.0% to the holders of the IDRs, pro rata, until each such unitholder receives a total of $0.421875 per unit for that quarter (the “second target distribution”);
●	third, 75.0% to all common unitholders, pro rata, and 25.0% to the holders of the IDRs, pro rata, until each such unitholder receives a total of $0.50625 per unit for that quarter (the “third target distribution”); and
●	thereafter, 50.0% to all common unitholders, pro rata, and 50.0% to the holders of the IDRs, pro rata.

In each case, the percentage interests set forth above assume that the Partnership does not issue additional classes of equity securities.

19. Subsequent events

On October 23, 2020, the Partnership drew $10.65 million on the $85 million revolving credit facility from HLNG.

On November 13, 2020, the Partnership paid a distribution with respect to the quarter ended September 30, 2020 of $0.44 per common unit. The total amount of the distribution was $15.1 million.

On November 16, 2020, the Partnership paid a distribution of $3.7 million, or $0.546875 per Series A preferred unit, for the period commencing on August 15, 2020 to November 14, 2020.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

For the period from October 1, 2020 to November 17, 2020, the Partnership sold an aggregate of 32,951 Series A preferred units under its ATM program at an average gross sales price of $24.12 per unit and received net proceeds, after sales commissions, of $0.8 million.

After the balance sheet date, there continues to be significant macroeconomic uncertainty as a result of the Coronavirus (COVID-19) outbreak. The scale and duration of this development remains uncertain and could materially impact the Partnership's earnings and cash flow.

EXHIBITS

The following exhibits are filed as a part of this report:

Exhibit Number	Exhibit Description
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HÖEGH LNG PARTNERS LP

Date: November 19, 2020
Håvard Furu
	By:	/s/ Håvard Furu
		Name:	Håvard Furu
		Title:	Chief Financial Officer

This report on Form 6-K is hereby incorporated by reference into the Registration Statements on Form F-3 (333-234011) and Form S-8 (333-211840) of the Registrant.